EXHIBIT 99.3

AGRIUM INC.

2011

AUDITED ANNUAL FINANCIAL

STATEMENTS AND NOTES

Financial Statements and Notes

Financial Reporting Responsibilities

The audited consolidated financial statements and all information contained in this annual report are the responsibility of management, and the audited consolidated financial statements are approved by the Board of Directors of the Company. The consolidated financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgments based on currently available information. The Company has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the consolidated financial statements. KPMG LLP, an independent registered public accounting firm, has been appointed by the shareholders as external auditors of the Company. The Reports of Independent Registered Public Accounting Firm to the Shareholders and Board, which describe the scope of their examination and express their opinion, are included in this annual report.

The Audit Committee of the Board, whose members are independent of management, meets at least five times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2011 the Company did maintain effective internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2011 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in this 2011 Annual Report to Shareholders.

Michael M. Wilson	Stephen G. Dyer
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer

Calgary, Canada

February 23, 2012

AGRIUM 2011 ANNUAL REPORT    79

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Agrium Inc.

We have audited Agrium Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Agrium Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agrium Inc. as of December 31, 2011, December 31, 2010 and January 1, 2010 and the related consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for each of the years in the two-year period ended December 31, 2011, and our report dated February 23, 2012 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants Calgary, Canada February 23, 2012

80    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Agrium Inc.

We have audited the accompanying consolidated financial statements of Agrium Inc., which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Agrium Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Agrium Inc.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2012 expressed an unmodified (unqualified) opinion on the effectiveness of Agrium Inc.’s internal control over financial reporting.

Chartered Accountants Calgary, Canada February 23, 2012

AGRIUM 2011 ANNUAL REPORT    81

Consolidated Statements of Operations

Years ended December 31, (millions of U.S. dollars, except per share amounts)	2011	2010
Sales	15,470	10,743
Cost of product sold (note 12)	11,137	8,095
Gross profit	4,333	2,648
Expenses
Selling	1,673	1,144
General and administrative	335	368
Earnings from associates	(21)	(26)
Other expenses (note 5)	123	49
Earnings before finance costs and income taxes	2,223	1,113
Finance costs related to long-term debt (note 6)	101	88
Other finance costs (note 6)	59	31
Earnings before income taxes	2,063	994
Income taxes (note 8)	555	264
Consolidated net earnings from continuing operations	1,508	730
Consolidated net loss from discontinued operations (note 4)	(133)	(17)
Consolidated net earnings	1,375	713
Attributable to:
Equity holders of Agrium	1,371	713
Non-controlling interest	4	—
Consolidated net earnings	1,375	713
Earnings per share attributable to equity holders of Agrium (note 9)
Basic earnings per share from continuing operations	9.53	4.63
Basic loss per share from discontinued operations	(0.84)	(0.11)
Basic earnings per share	8.69	4.52
Diluted earnings per share from continuing operations	9.52	4.62
Diluted loss per share from discontinued operations	(0.84)	(0.11)
Diluted earnings per share	8.68	4.51

See accompanying notes.

82    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Consolidated Statements of Comprehensive Income

Years ended December 31, (millions of U.S. dollars)	2011	2010
Consolidated net earnings	1,375	713
Other comprehensive (loss) income
Gains (losses)
Available for sale financial instruments	1	—
Actuarial loss on post-employment benefit plans (note 20)	(58)	(22)
Foreign currency translation	(43)	66
	(100)	44
Reclassifications to statement of operations
Available for sale financial instruments	(2)	(48)
Foreign currency translation	(23)	—
	(25)	(48)
Deferred income taxes relating to components of other comprehensive (loss) income
Available for sale financial instruments	—	19
Actuarial loss on post-employment benefit plans	17	6
	17	25
	(108)	21
Consolidated comprehensive income	1,267	734
Attributable to:
Equity holders of Agrium	1,271	737
Non-controlling interest	(4)	(3)
Consolidated comprehensive income	1,267	734

See accompanying notes.

AGRIUM 2011 ANNUAL REPORT    83

Consolidated Statements of Cash Flows

Years ended December 31,
(millions of U.S. dollars)	2011	2010
Operating
Consolidated net earnings from continuing operations	1,508	730
Items not affecting cash
Depreciation and amortization	381	334
Earnings from associates	(21)	(26)
Asset impairment	61	—
Share-based payments	(51)	111
Unrealized (gain) loss on derivative financial instruments	(46)	42
Gain on disposal of marketable securities	—	(52)
Unrealized foreign currency translation loss (gain)	19	(12)
Deferred income taxes	150	13
Other	64	31
Dividends from associates	16	14
Net changes in non-cash working capital (note 10)	(731)	(596)
Cash provided by operating activities	1,350	589
Investing
Acquisitions, net of cash acquired	(183)	(1,209)
Proceeds from disposal of discontinued operations	721	—
Capital expenditures	(663)	(441)
Investments in associates	(15)	—
Purchase of investments	(46)	—
Proceeds from disposal of investments	36	25
Proceeds from disposal of marketable securities	—	117
Other	(1)	—
Cash used in investing activities	(151)	(1,508)
Financing
Short-term debt	(293)	42
Long-term debt issued	71	565
Transaction costs on long-term debt	—	(13)
Repayment of long-term debt	(188)	(17)
Dividends paid	(18)	(17)
Shares issued, net of issuance costs	5	8
Cash (used in) provided by financing activities	(423)	568
Effect of exchange rate changes on cash and cash equivalents	(14)	8
Increase (decrease) in cash and cash equivalents from continuing operations	762	(343)
Cash and cash equivalents (used in) provided by discontinued operations (note 4)	(51)	45
Cash and cash equivalents – beginning of year	635	933
Cash and cash equivalents – end of year (note 10)	1,346	635
Included in operating activities
Interest paid	137	101
Interest received	78	50
Income taxes paid	401	508
Included in investing activities
Interest paid	10	4

See accompanying notes.

84    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Consolidated Balance Sheets

	December 31,
(millions of U.S. dollars)	2011	2010 (a)	January 1, 2010
ASSETS
Current assets
Cash and cash equivalents (note 10)	1,346	635	933
Accounts receivable (note 11)	1,984	1,759	1,133
Income taxes receivable	138	25	114
Inventories (note 12)	2,956	2,498	2,137
Prepaid expenses and deposits	643	848	567
Marketable securities	—	3	114
Assets of discontinued operations (note 4)	68	1,320	—
	7,135	7,088	4,998
Property, plant and equipment (note 13)	2,533	2,179	1,797
Intangibles (note 14)	678	695	617
Goodwill (note 14)	2,277	2,271	1,804
Investments in associates (note 15)	355	405	370
Other assets (note 17)	97	48	88
Deferred income tax assets (note 8)	63	22	—
Assets of discontinued operations (note 4)	2	184	—
	13,140	12,892	9,674
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (note 18)	245	517	106
Accounts payable (note 19)	2,959	2,815	2,094
Income taxes payable	82	12	349
Current portion of long-term debt (note 18)	20	125	—
Current portion of other provisions (note 21)	68	44	47
Liabilities of discontinued operations (note 4)	53	1,020	—
	3,427	4,533	2,596
Long-term debt (note 18)	2,098	2,118	1,699
Provisions for post-employment benefits (note 20)	192	136	106
Other provisions (note 21)	299	296	260
Other liabilities (note 22)	59	123	82
Deferred income tax liabilities (note 8)	637	490	460
Liabilities of discontinued operations (note 4)	—	3	—
	6,712	7,699	5,203
Shareholders’ equity
Share capital	1,994	1,982	1,977
Retained earnings	4,477	3,150	2,454
Accumulated other comprehensive (loss) income (note 27)	(47)	53	29
Equity holders of Agrium	6,424	5,185	4,460
Non-controlling interest	4	8	11
Total equity	6,428	5,193	4,471
	3,140	12,892	9,674

(a)	Certain amounts have been restated to reflect adjustments from the finalization of the AWB Limited acquisition. Refer to note 3, Business acquisitions.

See accompanying notes.

AGRIUM 2011 ANNUAL REPORT    85

Consolidated Statements of Shareholders’ Equity

(millions of U.S. dollars, except share data)	Millions of common shares (a)	Share capital	Retained earnings	Accumulated other comprehensive income (loss) (note 27)	Equity holders of Agrium	Non- controlling interest	Total equity
January 1, 2010	157	1,977	2,454	29	4,460	11	4,471
Consolidated net earnings	—	—	713	—	713	—	713
Other comprehensive (loss)income, net of tax
Available for sale financial instruments	—	—	—	(29)	(29)	—	(29)
Actuarial loss on post-employment benefit plans	—	—	—	(16)	(16)	—	(16)
Foreign currency translation	—	—	—	69	69	(3)	66
Comprehensive income (loss), net of tax	—	—	713	24	737	(3)	734
Dividends ($0.11 per share)	—	—	(17)	—	(17)	—	(17)
Share-based payment transactions	1	5	—	—	5	—	5
December 31, 2010	158	1,982	3,150	53	5,185	8	5,193
Consolidated net earnings	—	—	1,371	—	1,371	4	1,375
Other comprehensive (loss)income, net of tax
Available for sale financial instruments	—	—	—	(1)	(1)	—	(1)
Actuarial loss on post-employment benefit plans	—	—	—	(41)	(41)	—	(41)
Foreign currency translation	—	—	—	(58)	(58)	(8)	(66)
Comprehensive income (loss), net of tax	—	—	1,371	(100)	1,271	(4)	1,267
Dividends ($0.28 per share) (b)	—	—	(44)	—	(44)	—	(44)
Share-based payment transactions	—	12	—	—	12	—	12
December 31, 2011	158	1,994	4,477	(47)	6,424	4	6,428

(a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.
(b)	Includes dividends of $0.225 per share paid January 19, 2012 to shareholders of record on January 1, 2012.

See accompanying notes.

86    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

1. CORPORATE INFORMATION

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Agrium (with its subsidiaries) is a major retail supplier of agricultural products and services in North and South America, Australia and Europe and a leading global producer and marketer of agricultural nutrients and industrial products. We produce and market three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled-release crop nutrients and micronutrients. Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada. Our operations are conducted globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, U.S.

Agrium operates three strategic business units:

☐	Retail operates in North and South America and Australia and sells crop nutrients, crop protection products, seed and services directly to growers.

☐	Wholesale operates in North and South America and Europe producing, marketing and distributing three primary groups of crop nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world.

☐	Advanced Technologies (“AAT”) produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets worldwide.

Basis of preparation and statement of compliance

These consolidated financial statements of Agrium, as at and for the year ended December 31, 2011, were approved for issuance by the Board of Directors on February 23, 2012. We prepared the financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are our first annual financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards. Disclosures concerning the transition from Canadian generally accepted accounting principles to IFRS are provided in note 30, Transition to IFRS.

These financial statements are presented in U.S. dollars, which is our presentation and functional currency. We prepared these financial statements using the historical cost basis, with the exception of certain financial instruments and non-current assets, liabilities for cash-settled share-based payment arrangements, and assets and obligations of post-employment benefit plans. Our policies for these items are set out in the notes below.

2. SIGNIFICANT ACCOUNTING POLICIES

a)	Critical accounting estimates

Preparation of financial statements requires us to make assumptions and estimates about future events and apply significant judgments. We base our assumptions, estimates and judgments on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However, future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. The following require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

AGRIUM 2011 ANNUAL REPORT    87

Description	Judgements and Uncertainties

Inventories

We value inventories at the lower of cost and net realizable value through inventory allowances. Subsequent changes in facts or circumstances could result in the reversal of previously recorded allowances.

Results could differ if inventory allowances change because actual selling prices or selling costs differ materially from forecasted selling prices and selling costs.

Calculating allowances depends on a combination of interrelated factors affecting forecasted selling prices, including demand and supply variables. Demand variables include grain and oilseed prices and stock-to-use ratios and changes in inventories in distribution channels. Supply variables include forecasted prices of raw materials such as natural gas, operating rates and crop nutrient inventory levels.

Rebates

Our rebate agreements with suppliers, primarily for crop protection products and seed, provide rebates typically based on the achievement of specified purchase volumes, sales to end users over a specified period of time, or when market conditions cause vendors to reduce manufacturers’ suggested retail prices. We account for rebates and prepay discounts as a reduction of the prices of suppliers’ products. We accrue rebates that are probable and can be reasonably estimated. For rebates that are not probable or estimable, we accrue when we achieve certain milestones. We accrue rebates not covered by binding agreements or published vendor programs when we obtain conclusive documentation of right of receipt.	We record accruals for some rebates by estimating the point at which we will have completed our performance under an agreement. Due to the complexity and diversity of the individual vendor agreements, we use judgment based on analysis and review of historical trends to apply rates negotiated with our vendors to estimated and actual purchase volumes to determine accruals. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected volumes.

Long-Lived Assets

We evaluate long-lived assets other than goodwill and indefinite-lived intangible assets (which we test separately) for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The impairment test compares the carrying value of the asset to the asset’s recoverable amount, based on the higher of the asset’s value in use, estimated using future discounted cash flows, or fair value less cost to sell.

We undertake impairment reviews on an asset-by-asset basis except where assets do not generate cash flows independent of other assets, in which case we do our review at the level at which we group assets into a cash-generating unit (“CGU”).

Our impairment loss calculations contain uncertainties as they require assumptions and judgment about future cash flows and asset fair values. In determining value in use, we make judgments about the discount and growth rates we apply and assumptions about future sales, product margins and overall market conditions. Fair value assessments are subject to judgment and assumptions about factors including new technology, market conditions for our products, availability of raw material inputs and estimated service lives of assets. We also make judgments about allocating assets to CGUs based on variables that may include common economic and commercial influences, product lines, geographic regions, shared infrastructure, interdependence of cash flows, and management’s monitoring and decision-making about operations.

Income Taxes

Our income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. Audits include questions about our tax filing positions, including the timing and amount of deductions. We record a liability for such exposures. We recognize tax provisions when it is more likely than not that there will be a future outflow of funds to a taxing authority. In such cases, we provide for the amount that is expected to be settled, where this can be reasonably estimated.

In determining our provision for income taxes, we use an annual effective income tax rate based on annual income, permanent differences between book and tax income, and substantially enacted income tax rates. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

In recording deferred taxes, we estimate the extent to which it is probable that timing differences will reverse. We recognize deferred tax assets only to the extent that we consider it probable that those assets will be recoverable.

Determining tax provisions requires that we apply judgment as to the ultimate outcome of a filing position, which can change over time depending on facts and circumstances.

We make assumptions and apply judgment to estimate the exposures associated with our various filing positions. Changes in tax law, the level and geographical mix of earnings and the results of tax audits also affect our effective income tax rate.

Deferred taxes contain uncertainties because of assumptions made about when deferred tax assets are likely to reverse, and a judgment as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain.

88    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Description	Judgements and Uncertainties

Goodwill and Intangible Assets

We conduct an impairment test annually in the third quarter and whenever events or changes in circumstances indicate that carrying values may not be recoverable. We test for impairment if a CGU or group of CGUs has goodwill allocated to it, or includes intangible assets that have an indefinite useful life.

We determine fair value by relying primarily on the discounted cash flow method. This method estimates fair value using a discounted five year forecasted cash flow with a terminal value.

We estimate terminal values with a growth model incorporating a long-term future growth rate based on our most recent views of the long-term outlook for each business. We use observable market data inputs to develop discount rates for each business using a capital asset pricing model, which we believe approximates the discount rate from a market participant’s perspective.

Assumptions underlying our projected cash flows used in our goodwill impairment test are from several sources, including internal budgets, which contain information on sales, assumed production levels and costs, and product pricing. Estimated fair value of a CGU could be impacted by changes in interest rates, inflation rates, growth rates, foreign currency exchange rates, costs, pricing, capital expenditures and market conditions. Where available and as appropriate, we use our market capitalization and comparative market multiples to corroborate discounted cash flow results. Compared to the use of market multiples, the discounted cash flow approach more closely aligns valuations to the business model for each business, the specific projections of the business and its geographic markets and products.

Share-Based Payments

We determine costs for share-based payments using market-based valuation techniques. We determine the fair value of our market-based and performance-based non-vested share awards at the date of grant using generally accepted valuation techniques. A portion of our share-based payments expense results from performance-based share awards which require us to estimate the likelihood of achieving company and corporate peer group performance goals.	We make assumptions and use judgment in applying valuation techniques. These assumptions and judgments include estimating the future volatility of our stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

Provisions

Litigation: In the normal course of business, legal proceedings and other claims brought against Agrium expose us to potential losses. Given the nature of these events, in most cases the amounts involved are not reasonably estimable due to uncertainty about the final outcome.	In estimating the final outcome of litigation, we apply judgment in considering factors including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence and facts specific to the matter. Application of such judgment determines whether we require an accrual or disclosure in the financial statements.

Asset retirement obligations and environmental remediation: We apply a number of assumptions in estimating provisions that we record for asset retirement obligations and environmental remediation associated with Agrium sites. We make these judgments and assumptions due to the nature of the factors impacting the amount that will ultimately be required to settle these obligations when they come due.	In determining provisions for asset retirement obligations and environmental remediation, we assess factors such as the extent of contamination, the nature of work Agrium is obliged to perform or pay for, changes to environmental laws and regulations and whether any of the costs will be shared with other occupants of Agrium sites. We reduce provisions for recoveries from third parties where recoveries are virtually certain.

Business Acquisitions - Purchase Price Allocation

We allocate the purchase price of an acquired business to its identifiable assets acquired and liabilities assumed at their estimated fair values at the acquisition date. We record the excess of the purchase price over the amount allocated to the assets and liabilities, if any, to goodwill.

We use all available information to estimate fair values. We typically engage external consultants to assist in the fair value determination of identifiable intangible assets and other significant assets or liabilities. We adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as we obtain more information about asset valuations and liabilities assumed.

Our purchase price allocation process involves uncertainty because we make assumptions and apply judgment to estimate the fair value of acquired assets and liabilities. We estimate the fair value of assets and liabilities based upon quoted market prices and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Such estimates include assumptions about inputs to our discounted cash flow calculations, industry economic factors and business strategies.

AGRIUM 2011 ANNUAL REPORT    89

b)	Principles of consolidation

Subsidiaries

These financial statements include the accounts of Agrium, its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of joint ventures, which are the entities over which Agrium has control. Control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. Control is presumed to exist where we own more than 50 percent of voting rights unless ownership does not constitute control. Control does not exist where other parties hold veto rights over significant financial and operating decisions or where we cannot obtain benefits from the activities of the entities we have the power to govern. In these financial statements, we, us, our and Agrium mean Agrium Inc., its subsidiaries and joint ventures. All intercompany transactions and balances have been eliminated.

Associates

Associates are those entities in which we have significant influence, but not control, over financial and operating policies. Significant influence is presumed to exist when we hold between 20 and 50 percent of the voting power of another entity, but can also arise if we hold less than 20 percent of an entity if we have the power to be actively involved and influential in policy decisions affecting the entity.

Investments in associates are accounted for using the equity method and are recognized initially at cost. Our investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The financial statements include our share of the income and expenses and equity movements of equity accounted investees from the date that significant influence commences until the date that it ceases.

Joint ventures

Joint ventures are those entities over whose activity we have joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. We account for jointly controlled entities using proportionate consolidation. Our share of the assets, liabilities, income and expenses of jointly controlled entities are combined with the equivalent items in the financial statements on a line by line basis. Where we transact with our jointly controlled entities, we eliminate unrealized profits and losses to the extent of our interest in the joint venture.

Principal subsidiaries, associates and joint ventures

	Relationship	Location	Principal Activity	Ownership (%)
Agrium, a general partnership	Subsidiary	Canada	Manufacturer and distributor of crop nutrients	100
Agrium U.S. Inc.	Subsidiary	United States	Manufacturer and distributor of crop nutrients	100
Crop Production Services, Inc.	Subsidiary	United States	Crop input retailer	100
Landmark Rural Holdings Limited	Subsidiary	Australia	Crop input retailer	100
Agrium Europe S.A.	Subsidiary	Belgium	Distributor of crop nutrients	100
Agroservicios Pampeanos S.A.	Subsidiary	Argentina	Crop input retailer	100
Misr Fertilizers Production Company S.A.E.	Associate	Egypt	Manufacturer and distributor of crop nutrients	26
Hanfeng Evergreen Inc.	Associate	China	Manufacturer and distributor of crop nutrients	20
Profertil S.A.	Joint venture	Argentina	Manufacturer and distributor of crop nutrients	50

c)	Business combinations

We account for acquisitions of subsidiaries and businesses using the acquisition method. We measure consideration for each acquisition at the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. Acquisition related costs are recognized in earnings as incurred.

On an acquisition-by-acquisition basis, we recognize any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

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Where applicable, consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report provisional amounts for the items for which the accounting is incomplete. The measurement period is the period from the date of acquisition to the date we receive complete information about facts and circumstances that existed as of the acquisition date – and is subject to a maximum of one year. We adjust provisional amounts retrospectively during the measurement period, or recognize additional assets or liabilities to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

d)	Foreign currency translation

The functional currency for each of our subsidiaries, jointly controlled entities and associates is the currency of the primary economic environment in which they operate. Determining the primary economic environment in which an entity operates requires management to consider several factors and use judgment.

All transactions that are not denominated in an entity’s functional currency are foreign currency transactions. These transactions are initially recorded in the functional currency by applying the appropriate daily rate which best approximates the actual rate of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured at the functional currency rate of exchange at the reporting date. All differences are recognized in earnings. Non-monetary items measured at historical cost are not re-measured – they remain at the exchange rate from the date of the transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to our presentation currency at exchange rates at the reporting date. Income, expenses and capital transactions are translated at the average exchange rate for the month. Translation differences are recognized directly in equity. If we dispose of a foreign operation, the relevant amount of foreign currency translation in equity is reclassified to earnings.

e)	Revenue recognition

We measure revenue at the fair value of the consideration received or receivable. We recognize revenue based on individual contractual terms when all of the following criteria are met: the significant risks and rewards of ownership of the goods have been transferred to our customer; we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; we can measure the amount of revenue and costs incurred or to be incurred; and it is probable that the economic benefits associated with the transaction will flow to us. These conditions are generally satisfied when title passes to our customer according to the sales agreement which in most cases, is when product is picked up by our customer or delivered to the destination specified by our customer, which is typically a customer’s premises, the vessel on which the product will be shipped, or the destination port. We report revenue net of sales taxes, returns, discounts and rebates.

f)	Rebates

We account for rebates and prepay discounts as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of product as inventory is sold. Rebates that are based on sales volume are offset to cost of product when we determine that they have been earned based on sales volume of related products.

g)	Income taxes

Income tax expense is recognized in earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity or in other comprehensive income.

Current income tax is the expected tax payable or recoverable on taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable or recoverable in respect of previous years.

Deferred income tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized. We recognize a tax benefit for an uncertain tax position when it is more likely than not that the position will be sustained on examination.

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We review the carrying amount of deferred income tax assets at the end of each reporting period and reduce amounts to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities and when they relate to income taxes levied by the same taxation authority.

h)	Financial instruments

Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired.

i)	Financial assets held at fair value through profit or loss (“FVTPL”) comprises financial assets classified as held for trading which include marketable securities and derivative financial instruments included within accounts receivable and other financial assets.

ii)	Loans and receivables (“L&R”) are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. This category of financial assets includes trade receivables, rebates and other non-trade accounts receivables and other receivables included in other financial assets.

iii)	Available for sale (“AFS”) financial assets are non-derivative financial assets that are designated as AFS, or that are not allocated to any of the other categories of financial assets. This classification is comprised of investments included within other financial assets.

We derecognize financial assets when contractual rights to receive cash flows from the assets expire or when the financial assets are transferred along with all significant risks and rewards of ownership.

Financial liabilities are categorized as either at FVTPL, or as other financial liabilities. Financial liabilities at FVTPL include derivative financial instruments classified as held for trading. Other financial liabilities include trade and other payables, short-term and long-term debt, and other financial liabilities. We derecognize financial liabilities when we have discharged the obligation or it is cancelled or expires.

All financial assets and financial liabilities are initially recognized at fair value.

Financial instrument classification	Subsequent measurement of gains or losses at each period-end

FVTPL (assets and liabilities)	Fair value; unrealized gains or losses recognized in earnings

AFS (assets)	Fair value; unrealized gains and losses recognized in other comprehensive income; recognized in earnings on sale of the asset or when asset is written down as impaired

Held to maturity investments

L&R	Amortized cost using the effective interest rate method; recognized in earnings if asset/ liability is derecognized or asset is impaired

Other financial liabilities

Impairment of financial assets

Financial assets, other than those carried at FVTPL, are assessed for indications of impairment at each reporting date. A financial asset is deemed to be impaired if there is objective evidence indicating that a loss event has occurred after initial recognition of the financial asset, and that the loss event has a negative effect on the estimated future cash flows of the financial asset that can be reliably estimated. Indications that a write-down is necessary may include evidence that a debtor is experiencing significant financial difficulty, a reduction in market value, a material breach of contract, high probability that a debtor will enter bankruptcy or financial reorganization, or the disappearance of an active market for the financial asset.

For loans and receivables carried at amortized cost, the amount of impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the financial asset is reduced directly by the impairment loss for all financial assets except trade receivables, for which the carrying amount is reduced through the use of an allowance account. When a trade receivable is determined to be uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in earnings.

For AFS financial assets, impairment losses are determined as the difference between the acquisition costs, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss. For debt instruments, the cumulative loss is recognized directly in earnings.

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If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through earnings to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

We do not net derivative assets and liabilities except where contracts under master netting arrangements include both asset and liability positions. In such cases, we offset the fair value amounts for multiple similar derivative financial instruments with the same counterparty, including any related cash collateral asset or obligation.

We record transaction costs of financial instruments as a reduction of the cost of the instruments except for costs of financial instruments classified as fair value through profit or loss, which are expensed as incurred. Contracts that require delivery of financial assets (regular way purchases and sales) are accounted for on the trade date.

i)	Cash and cash equivalents

Cash equivalents are carried at fair value, and consist of short-term investments with an original maturity of three months or less.

j)	Inventories

Wholesale inventories, consisting primarily of crop nutrients, operating supplies and raw materials, include both direct and indirect production and purchase costs, depreciation and amortization on assets employed directly in production, and freight to transport the product to the storage facilities. Crop nutrients include our produced products and products purchased for resale. Operating supplies include catalysts used in the production process, materials used for repairs and maintenance and other supplies. Inventories are valued at the lower of cost on a weighted average basis and net realizable value.

Retail inventories, consisting primarily of crop nutrients, crop protection products, seed and merchandise include the cost of delivery to move the product to storage facilities. Inventories are recorded at the lower of cost on a weighted average basis and net realizable value.

Advanced Technologies inventories, consisting primarily of raw materials and controlled-release products, include both direct and indirect production costs and depreciation on assets employed directly in production. Inventories are recorded at the lower of cost determined on a first-in, first-out basis and net realizable value.

k)	Property, plant and equipment

We measure property, plant and equipment at historic cost less accumulated depreciation and accumulated impairment loss. The cost of property, plant and equipment comprises its purchase price plus any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. If a legal or constructive obligation exists to decommission property, plant and equipment, the discounted value of the obligation is included in the carrying value of the assets when the obligation arises.

We recognize expenses in connection with day-to-day maintenance and repairs in earnings as they are incurred. We capitalize and depreciate expenses incurred in connection with major replacements, plant turnarounds and renewals that materially extend the life of property, plant and equipment or result in future economic benefits. The carrying amount of replaced components is expensed.

If the construction or preparation for use of property, plant or equipment extends over a period of longer than twelve months, we capitalize borrowing costs incurred on borrowed capital up to the date of completion as part of the cost of acquisition or construction.

Property, plant and equipment are depreciated on a straight-line basis using the following estimated useful lives:

Buildings and improvements	3 - 40 years
Machinery and equipment	2 - 35 years
Other	3 - 25 years

Management determines the estimated useful lives based on experience and current technology. Factors that affect the estimated useful lives of our assets include sustaining capital programs, access to new supplies of raw materials, new technology and market conditions for our products. Depreciation methods, expected useful lives and residual values are re-assessed annually and adjusted if appropriate.

If the cost of an individual part of property, plant and equipment is significant relative to the total cost of the item, the individual part is accounted for and depreciated separately. Expected useful life and residual value is re-assessed annually.

AGRIUM 2011 ANNUAL REPORT    93

l)	Goodwill and intangible assets

Goodwill represents the difference between the fair value of the consideration transferred in a business combination and the fair value of the identifiable net assets acquired at the date of acquisition. Goodwill is initially determined based on provisional fair values. Fair values are finalized within one year of the acquisition date. Goodwill on acquisition of subsidiaries and jointly controlled entities is separately disclosed and goodwill on acquisitions of associates is included within investments in associates. Goodwill, including goodwill in associates, is not amortized; rather it is tested for impairment annually or when there is an indication of impairment.

Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if the asset is separable or arises from contractual or legal rights, and the fair value can be measured reliably on initial recognition.

Purchased intangible assets are initially recorded at cost and finite-lived intangible assets are amortized over their useful economic lives on a straight-line basis. Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortized and are tested for impairment annually or when there is an indication of impairment.

We recognize internally generated intangible assets for development costs at cost when criteria for feasibility are met. Cost comprises materials, labor and overhead that are directly attributable to preparing the asset for its intended use. Development expenditures that do not meet the capitalization criteria are expensed as incurred.

Intangible assets are considered to have indefinite lives when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate cash flows for us. The factors considered in making this determination include the existence of contractual rights for unlimited terms; or evidence that renewal of the contractual rights without significant incremental cost can be expected for indefinite periods into the future in view of our future investment intentions. The life cycles of the products and processes that depend on the asset are also considered.

The following estimated useful lives, which are re-assessed annually, have been determined for classes of finite-lived intangible assets:

Trade names	5 - 10 years
Customer relationships	5 - 15 years
Technology	3 - 10 years
Other	3 - 20 years

m)	Impairment

We review the carrying amounts of non-current assets at each reporting date to determine whether there is any indication of impairment. If any indication of impairment exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated each year during the third quarter.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets as practicable that have the ability to generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination and reflects the lowest level at which goodwill is monitored for internal reporting purposes. If there is an indication of an impairment of an asset or CGU below the level to which goodwill has been allocated, the asset or CGU is tested for impairment first and any impairment loss for that asset or CGU is recognized before testing at the level to which goodwill has been allocated.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is an indication that the investment in an associate may be impaired.

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n)	Leases

Leases whereby we assume substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset and corresponding liability is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating leases are not recognized on our balance sheet. Payments made under operating leases are recognized in earnings over the term of the lease.

An arrangement may be or contain a lease according to the substance of the arrangement. This is the case if the arrangement is dependent on the use of an asset or conveys a right to use the asset, even if not explicitly stated.

o)	Employee benefits

Post-employment benefits

We operate various pension plans. For funded plans we make contributions to trustee-administered funds.

i) Defined contribution plans

For defined contribution plans we pay fixed periodic contributions into a separate entity and once payment is made we have no legal or constructive obligation to pay further amounts. We recognize obligations for contributions to defined contribution pension plans as a personnel expense when services are rendered by employees.

ii) Defined benefit plans

Generally, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on factors such as age, years of service and compensation.

We calculate our net obligation for defined benefit pension plans separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. We discount obligations to determine present value. We deduct any unrecognized past service costs and the fair value of any plan assets in determining our net obligation. The calculation is performed annually by a qualified actuary using the projected unit credit method.

We recognize all actuarial gains and losses arising from defined benefit plans in other comprehensive income in the period in which they occur. We recognize all expenses related to defined benefit plans in earnings as a personnel expense.

Other long-term employee benefits

We provide post-retirement health care benefits to certain employees. Entitlement to benefits is generally conditional on the employee remaining in service for a minimum period or reaching a specified age. Our net obligation for these benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods, discounted to present value. The calculation is performed annually by a qualified actuary using the projected unit credit method. We recognize all actuarial gains and losses in other comprehensive income in the periods in which they occur.

Short-term employee benefits

We record short-term employee benefit obligations as a personnel expense as employees provide services. For the amount expected to be paid for short-term bonuses or profit-sharing plans, we recognize an undiscounted liability if we have a present legal or constructive obligation to pay the amount as a result of past service provided by employees, and the obligation can be estimated reliably.

p)	Provisions

We recognize a provision if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. We discount provisions where the effect of discounting is material at a pre-tax rate that reflects current market assessments of the time value of money. Unwinding of the discount (accretion) is recognized as a finance cost. We assess discount rates and projected timing of future obligations each reporting period.

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Environmental remediation

We capitalize environmental expenditures that extend the life of a property, increase its capacity or mitigate or prevent contamination from future operations. Environmental expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation are expensed. We record our best estimates of future costs when environmental remediation efforts are probable and the costs can be reliably estimated based on current law and existing technologies.

Asset retirement obligations

Asset retirement obligations, which include provisions for legal or constructive obligations for decommissioning and restoration costs, are measured based on current requirements, technology and price levels. In the period when a reasonable estimate can be made, we recognize a liability and a corresponding asset for the present value of estimated future cash outflows over the useful economic life of the asset. Changes from revisions to discount rates, timing or amount of the original estimate of the provision are reflected on a prospective basis by adjusting the carrying amount of the related property, plant and equipment.

q)	Share-based payments

Cash-settled plans are accounted for as liabilities where the fair value of the award is determined at the grant date using a valuation model which includes an estimated forfeiture rate. A Black-Scholes option pricing model is used for plans with a service condition and a Monte Carlo simulation model is used for plans with service and market conditions. Compensation expense is accrued and recognized over the vesting period of the award. Fair value is re-measured at each reporting date and changes are recognized in the period in which the fluctuation occurs.

Equity-settled plans are accounted for using a Black-Scholes option pricing model. The fair value of the share-based award is determined at the grant date using a market-based option valuation model which includes an estimated forfeiture rate. The fair value of the award is recorded as compensation expense amortized over the vesting period of the award, with a corresponding increase to share capital. On exercise of the award, the proceeds are recorded as share capital.

If an employee is eligible to retire during the vesting period, we recognize compensation expense over the period from the date of grant to the retirement eligibility date. If an employee is eligible to retire on the date of grant, compensation expense is recognized on the grant date.

r)	Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized and are recognized at fair value less cost to sell. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Non-current assets classified as held for sale are presented separately in the balance sheet. The assets and liabilities of a disposal group classified as held for sale are presented separately as one line in each of the assets and liabilities sections on the face of the balance sheet. Amounts presented for non-current assets or for assets and liabilities of disposal groups classified as held for sale are not reclassified or represented in the balance sheet for prior periods.

A discontinued operation is a component of an entity that has been disposed of or is held for sale, whose operations and cash flows are clearly distinguished both operationally and for financial reporting purposes from the rest of the entity.

In the consolidated statements of operations of the reporting period, and of the comparable period of the previous year, income and expenses from discontinued operations are reported separate from income and expenses from continuing activities.

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s)	Recent accounting pronouncements

New or amended	Standard/ Interpretation	Description	Proposed date and method of adoption	Impact

New	IFRS 10	Consolidated Financial Statements implements a single model based on control for the preparation and presentation of financial statements. It introduces a new definition of control, requiring: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of returns. This model also applies to investments in associates (IAS 28).	January 1, 2013; retrospectively	We do not expect a material impact.

New	IFRS 11	Joint Arrangements requires us as a party to joint arrangements to recognize our rights and obligations arising from the arrangement. Our joint arrangements under IFRS 11 will be classified as joint ventures, requiring equity accounting. We currently use proportionate consolidation.	January 1, 2013; in accordance with IFRS 11	Application of the standard could have a material impact on our balance sheet, statement of operations and cash flows but will not affect earnings.

New	IFRS 12	Disclosure of Interests in Other Entities will require us to disclose information that allows users to evaluate the nature, impact of, and risks associated with our interests in joint arrangements, associates and other entities.	January 1, 2013	We do not expect a material impact.

New	IFRS 13	Fair Value Measurement provides a single set of requirements to be applied to all fair value measurements; replacing the existing guidance dispersed across many standards. It provides a definition of fair value as a market-based measurement, along with enhanced disclosures about fair value measurements.	January 1, 2013; prospectively	We do not expect a material impact.

Amended	IAS 1	Presentation of Financial Statements improves the consistency and clarity of the presentation of items of other comprehensive income by requiring items to be grouped on the basis of whether they may be reclassified subsequently in profit or loss.	July 1, 2012	We are currently assessing these amendments to determine the potential impact.

Amended	IAS 19	Employee Benefits provides users with a clearer picture of the commitments resulting from defined benefit plans (DBPs) by eliminating the corridor approach, requiring presentation of gains and losses related to DBPs in other comprehensive income, and adding enhanced disclosure requirements.	January 1, 2013	We are currently assessing these amendments to determine the potential impact.

New	IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine establishes when the costs incurred to remove mine waste materials to gain access to mineral ore deposits during the production phase of a surface mine should lead to the recognition of an asset and how that asset should be measured.	January 1, 2013	We do not expect a material impact.

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3. BUSINESS ACQUISITIONS

AWB Limited

On December 3, 2010, we acquired 100 percent of AWB Limited (“AWB”), an agribusiness operating in Australia, for $1.2-billion in cash. On May 11, 2011, we completed the sale of the majority of the Commodity Management business acquired from AWB in accordance with an agreement dated December 15, 2010. Cash received from the sale was $694-million.

We retained the Landmark retail operations, including over 200 company-owned locations and relationships with over 140 other points of sale to customers in Australia. The primary purpose of the acquisition was to expand the Retail business unit and provide access to the growing Southeast Asia market. The acquired business is included in the Retail operating segment.

Fair values of assets acquired and liabilities assumed	Opening balance	Fair value adjustments	Adjusted balance
	December 3, 2010		December 3, 2010
Continuing operations
Accounts receivable, including income taxes receivable	444	(17)	427
Inventories	280	(4)	276
Other current assets	12	—	12
Property, plant and equipment	81	25	106
Intangibles	41	76	117
Goodwill	589	(152)	437
Deferred income tax assets	35	(30)	5
Other non-current assets	29	16	45
Short-term debt	(376)	—	(376)
Other current liabilities	(354)	(7)	(361)
Non-current liabilities	(9)	2	(7)
Assets of discontinued operations	1,128	92	1,220
Liabilities of discontinued operations	(691)	(1)	(692)
	1,209	—	1,209

Accounts receivable comprise gross contractual amounts receivable of $436-million, of which $9-million was not expected to be collectible as of the acquisition date.

Acquired intangibles include trade names and customer relationships. Trade names have indefinite lives. Customer relationships are amortized over 6 years.

The primary drivers that generate goodwill are the acquisition of a workforce and the estimated value of expected synergies between Agrium and AWB, including expansion of geographical coverage for the sale of crop inputs and cost savings opportunities. We allocated $411-million of goodwill to the Retail business unit and $26-million to the Wholesale business unit. Goodwill is not deductible for income tax purposes.

We used an independent valuation to assist us in determining fair values of the assets acquired and liabilities assumed in the transaction. We completed our valuation in the fourth quarter of 2011. Amounts recognized prior to completion of our final valuation were based on provisional assessments of fair value. We restated 2010 comparative balance sheet information to reflect our final valuation. Changes in depreciation and amortization charges on property, plant and equipment and intangibles were not material.

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Unaudited pro forma consolidated summary results of operations (prepared as if the acquisition of AWB had occurred on January 1, 2010)	2010
Sales	15,604
Net earnings	668

Sales of AWB for the year ended December 31, 2011 were $2,157-million. It is impracticable to provide net earnings information of AWB for the same period because corporate overheads of AWB are integrated with those of Agrium.

Acquisition costs of $37-million are included in other expenses in 2010.

Other acquisitions

	Date	Consideration	Purchase type	Business unit	Description
Cerealtoscana S.p.A. and Agroport	May 2, 2011	27	100% of shares	Wholesale	Crop input distribution
Evergro Canada	July 4, 2011	52	Assets	AAT	Crop input manufacturing and distribution
International Mineral Technologies	July 7, 2011	44	Assets	AAT / Retail	Crop input manufacturing and distribution
Other	various	60	—	Retail	—

AGRIUM 2011 ANNUAL REPORT    99

4. DISCONTINUED OPERATIONS

Discontinued operations include the operations of the Commodity Management and other businesses of AWB, sold on May 11, 2011. Cash received from the sale was $694-million. Also included are the operations and assets and liabilities of the Commodity Management businesses not included in the sale.

Condensed information of discontinued operations	December 31,
	2011	2010
Operating information
Sales (a)	1,662	313
Expenses (b)	1,773	333
Loss before income taxes	(111)	(20)
Income taxes	22	(3)
Consolidated net loss from discontinued operations	(133)	(17)
Cash (used in) provided by
Operating activities	(119)	(252)
Investing activities	16	(1)
Financing activities	52	298
	(51)	45
Balance sheet information
Accounts receivable	32	743
Inventories	32	551
Prepaid expenses and deposits	—	14
Other current assets	4	12
Current assets	68	1,320
Property, plant and equipment	1	86
Goodwill	—	79
Other assets	—	2
Deferred income tax assets	1	17
Non-current assets	2	184
	70	1,504
Short-term debt	13	471
Accounts payable	40	549
Current liabilities	53	1,020
Deferred income tax liabilities	—	3
Non-current liabilities	—	3
	53	1,023

(a)	Includes revenue from related parties (grain pools) of $366-million (December 31, 2010 – $59-million). Grain pools are trusts that collect grain from growers and market it on their behalf. AWB collected management fees from grain pools and had title to grain assets, but participating growers retained all rights to and obligations for net earnings and gains or losses of the pools.
(b)	Includes a loss of $10-million on the sale of discontinued operations.

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5. EXPENSES

Other expenses	2011	2010
Realized loss on derivative financial instruments	83	39
Unrealized (gain) loss on derivative financial instruments	(46)	42
Gain on disposal of marketable securities	—	(52)
Interest income	(78)	(50)
Foreign currency translation gain	(43)	(47)
Asset impairment (note 15)	61	—
Bad debt expense	26	31
Potash profit and capital tax	50	27
Acquisition costs	—	37
Other	70	22
	123	49

Depreciation and amortization	2011	2010
Depreciation on property, plant and equipment	291	255
Amortization of intangibles	89	62
Other	1	17
	381	334

6. FINANCE COSTS

	2011	2010
Finance costs related to long-term debt	101	88
Other finance costs
Environmental remediation and asset retirement obligations	12	9
Other interest expense	47	22
	59	31
	160	119

7. PERSONNEL COSTS

	1,297	1,297
Total personnel expenses	2011	2010
Short-term employee benefits	1,288	1,001
Post-employment benefits	60	45
Share-based payments	(51)	111
	1,297	1,157

	1,297	1,297
Compensation of key management personnel	2011	2010
Short-term employee benefits	12	10
Post-employment benefits	3	5
Share-based payments	(35)	54
	(20)	69

AGRIUM 2011 ANNUAL REPORT    101

8. INCOME TAXES

Components of income taxes	2011	2010
Current income taxes	405	251
Origination and reversal of temporary differences	150	2
Change in Canadian tax legislation	—	11
Deferred income taxes	150	13
	555	264

Reconciliation of statutory tax rate to effective tax rate	2011	2010
Earnings before income taxes
Canadian	1,163	394
Foreign	900	600
	2,063	994
Statutory rate (%) (a)	27	29
Income taxes at statutory rates	562	285
Foreign currency (losses) gains relating to Canadian operations	(4)	18
Differences in foreign tax rates	(7)	(33)
Non-deductible share-based payments expense	1	25
Recognition of previously unrecognized tax assets	—	(28)
Other	3	(3)
Income taxes	555	264
Current
Canadian	188	74
Foreign	217	177
	405	251
Deferred
Canadian	130	70
Foreign	20	(57)
	150	3
	555	264

(a)	Effective January 1, 2011, the federal statutory tax rate in Canada decreased by 1.5 percent.

102    CULTIVATING PERFORMANCE. DELIVERING VALUE.

	Components of deferred income tax liabilities (assets)		Components recognized in earnings		Components not recognized in earnings
	2011	2010	2011	2010	2011	2010
Receivables, inventories and accrued liabilities	(133)	(105)	(28)	2	—	(14)
Property, plant and equipment	293	247	49	16	(3)	6
Intangibles	187	214	(27)	(21)	—	23
Asset retirement and environmental remediation	(95)	(76)	(19)	5	—	(2)
Post-employment benefits	(55)	(39)	1	5	(17)	(6)
Incentives	(27)	(61)	43	(9)	(9)	—
Deferred income	340	196	153	43	(9)	8
Loss carry-forwards (a)	(41)	(23)	(18)	(18)	—	—
Other	105	115	(4)	(10)	(6)	(20)
Deferred income tax liabilities (assets)	574	468	150	13	(44)	(5)

Deferred income tax assets	(63)	(22)
Deferred income tax liabilities	637	490
Net deferred income tax liabilities	574	468

(a)	Unused tax losses of $29-million expiring through 2031 have not been recognized in the financial statements.

9. EARNINGS PER SHARE

	2011	2010
Numerator
Consolidated net earnings from continuing operations for the year attributable to equity holders of Agrium	1,504	730
Consolidated net loss from discontinued operations for the year attributable to equity holders of Agrium	(133)	(17)
Consolidated net earnings for the year attributable to equity holders of Agrium	1,371	713
Denominator
Weighted average number of shares outstanding for basic earnings per share	158	157
Dilutive instruments – stock options	—	1
Weighted average number of shares outstanding for diluted earnings per share	158	158

10. ADDITIONAL CASH FLOW INFORMATION

Cash and cash equivalents	December 31,		January 1,
	2011	2010	2010
Cash	911	312	870
Short-term investments	435	323	63
	1,346	635	933

AGRIUM 2011 ANNUAL REPORT    103

	11,137	11,137
Net changes in non-cash working capital	2011	2010
Accounts receivable and income taxes receivable	(550)	(152)
Inventories	(495)	(39)
Prepaid expenses and deposits	229	(267)
Marketable securities	(11)	7
Accounts payable and income taxes payable	96	(145)
	(731)	(596)

11. ACCOUNTS RECEIVABLE

	11,137	11,137	11,137
	December 31,		January 1,
	2011	2010	2010
Trade accounts	1,936	1,665	1,092
Allowance for doubtful accounts	(70)	(53)	(46)
Rebates and other non-trade accounts	94	96	68
Derivative financial instruments	8	4	6
Other taxes	16	47	13
	1,984	1,759	1,133

12. INVENTORIES

	11,137	11,137	11,137
	December 31,		January 1,
	2011	2010	2010
Raw materials
Retail	69	25	24
Wholesale	213	229	193
Advanced Technologies	22	13	14
	304	267	231
Finished goods
Retail	81	64	89
Wholesale	230	147	205
Advanced Technologies	50	53	44
	361	264	338
Product for resale
Retail	2,024	1,728	1,451
Wholesale	240	212	96
Advanced Technologies	27	27	21
	2,291	1,967	1,568
	2,956	2,498	2,137

Depreciation recorded in inventory	17	16	16

	11,137	11,137
Recorded in cost of product sold	2011	2010
Depreciation and amortization	187	205
Direct freight	218	223
Cost of purchased and manufactured inventory	10,732	7,667
	11,137	8,095

104    CULTIVATING PERFORMANCE. DELIVERING VALUE.

13. PROPERTY, PLANT AND EQUIPMENT

December 31, 2011	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total
Cost
December 31, 2010	91	943	3,009	331	87	4,461
Additions	18	60	220	372	21	691
Acquisitions	—	7	33	4	—	44
Disposals	(3)	(24)	(98)	—	(2)	(127)
Other adjustments	2	5	50	(65)	(1)	(9)
Foreign currency translation	2	(12)	(44)	(13)	(1)	(68)
December 31, 2011	110	979	3,170	629	104	4,992
Accumulated depreciation
December 31, 2010	—	(390)	(1,841)	—	(51)	(2,282)
Depreciation	—	(62)	(222)	—	(8)	(292)
Disposals	—	13	65	—	—	78
Other adjustments	—	(1)	(1)	—	3	1
Foreign currency translation	—	5	30	—	1	36
December 31, 2011	—	(435)	(1,969)	—	(55)	(2,459)
Net book value	110	544	1,201	629	49	2,533

December 31, 2010	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total
Cost
January 1, 2010	73	702	2,888	274	78	4,015
Additions	11	150	228	110	7	506
Acquisitions	9	47	43	7	—	106
Disposals	(5)	(34)	(260)	—	(2)	(301)
Other adjustments	2	63	31	(73)	(2)	21
Foreign currency translation	1	15	79	13	6	114
December 31, 2010	91	943	3,009	331	87	4,461
Accumulated depreciation
January 1, 2010	—	(338)	(1,833)	—	(47)	(2,218)
Depreciation	—	(48)	(202)	—	(5)	(255)
Disposals	—	22	235	—	1	258
Other adjustments	—		12	—	4	(2)
Foreign currency translation	—	(8)	(53)	—	(4)	(65)
December 31, 2010	—	(390)	(1,841)	—	(51)	(2,282)
Net book value	91	553	1,168	331	36	2,179

Depreciation on property, plant and equipment	2011	2010
Cost of product sold	182	185
Selling	87	60
General and administrative	22	10
	291	255
Depreciation recorded in inventory	17	16

AGRIUM 2011 ANNUAL REPORT    105

14. INTANGIBLES AND GOODWILL

December 31, 2011	Trade names	Customer relationships	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2010	55	602	66	149	872	2,271
Additions developed internally	—	—	8	—	8	—
Acquisitions	—	45	—	16	61	62
Disposals	—	—	(6)	(1)	(7)	(26)
Other adjustments	—	6	10	(4)	12	(17)
Foreign currency translation	1	—	—	—	1	(13)
December 31, 2011	56	653	78	160	947	2,277
Accumulated amortization
December 31, 2010	(7)	(108)	(14)	(48)	(177)	—
Amortization	(2)	(49)	(21)	(17)	(89)	—
Disposals	—	—	6	—	6	—
Other adjustments	—	—	(8)	(1)	(9)	—
Foreign currency translation	—	(1)	—	1	—	—
December 31, 2011	(9)	(158)	(37)	(65)	(269)	—
Net book value	47	495	41	95	678	2,277

December 31, 2011	Trade names	Customer relationships	Technology	Other	Total intangibles	Goodwill
Cost
January 1, 2010	31	537	24	138	730	1,804
Acquisitions	24	55	37	1	117	437
Disposals	—	—	—	(1)	(1)	—
Other adjustments	—	10	4	11	25	3
Foreign currency translation	—	—	1	—	1	27
December 31, 2010	55	602	66	149	872	2,271
Accumulated amortization
January 1, 2010	(5)	(69)	(9)	(30)	(113)	—
Amortization	(2)	(38)	(3)	(19)	(62)	—
Disposals	—	—	—	1	1	—
Other adjustments	—	—	(1)	—	(1)	—
Foreign currency translation	—	(1)	(1)	—	(2)	—
December 31, 2010	(7)	(108)	(14)	(48)	(177)	—
Net book value	48	494	52	101	695	2,271

Amortization of finite-lived intangibles	2011	2010
Cost of product sold	4	3
Selling	67	49
General and administrative	18	10
	89	62

Trade names with a cost of $41-million (December 31, 2010 – $41-million, January 1, 2010 – $17-million) have indefinite useful lives for accounting purposes and accordingly are not amortized.

Goodwill impairment testing

We have allocated goodwill primarily to two groups of CGUs: North and South American Retail and Australian Retail. In our annual impairment test of goodwill we did not identify impairment. We use a fair value less costs to sell methodology for testing impairment. Fair value less costs to sell is calculated as the net present value of projected risk-adjusted post-tax cash flows over five years plus a terminal value of the CGU.

106    CULTIVATING PERFORMANCE. DELIVERING VALUE.

We adjust discount rates for the risk associated with achieving our forecasts. Key assumptions used in testing are:

☐	Sales growth rates, based on internal forecasts and internal and external market information including crop nutrient price benchmarks;

☐	Profit margins, based on past experience and adjusted for expected changes;

☐	Capital expenditures;

☐	Discount rate, based on a capital asset pricing model using observable market data inputs;

☐	Long-term growth rate, which does not exceed the long-term projected growth rates for the relevant markets; and

☐	Achievement of synergies from the AWB acquisition.

Details of impairment testing	North and South American Retail	Australian Retail
Pre-tax discount rate (%)	12.1	11.6
Terminal growth rate per annum (%)	2.5	2.5
Goodwill allocated	$1,778-million	$410-million
Excess of recoverable amount over carrying value	$171-million	$203-million
Change that would result in carrying value equal to recoverable amount
Increase in pre-tax discount rate (%)	0.6	1.7
Decrease in long-term growth rate (%)	0.7	2.5
Decrease in forecasted EBITDA growth over forecast period (%) (a)	0.2	0.5

(a)	Earnings from continuing operations before finance costs, income taxes, depreciation, amortization and asset impairment.

15. INVESTMENTS IN ASSOCIATES

	Reporting		December 31,		January 1,
	period	Interest (%)	2011	2010	2010
Misr Fertilizers Production Company S.A.E. (“MOPCO”) a private company operating in Egypt	September 30	26	279	274	270
Hanfeng Evergreen Inc. (“Hanfeng”), listed on the TSX	September 30	20	29	86	87
Five Star Flour Mills Company S.A.E.	November 30	30	21	28	—
Other			26	17	13
			355	405	370

At December 31, 2011, we recorded an impairment of $61-million to our investment of 12.1 million common shares in Hanfeng. Impairment was necessary because of a significant and prolonged decline in market price of Hanfeng below our carrying value and a change in our operating strategy in China. We determined fair value using listed share prices.

	1,168	1,168	1,168
Summarized financial information of associates	December 31,		January 1,
	2011	2010	2010
Current assets	557	469	470
Non-current assets	1,811	1,446	894
	2,368	1,915	1,364
Current liabilities	298	234	156
Non-current liabilities	870	618	226
	1,168	852	382

		2011	2010
Sales		793	444
Expenses		621	307
Net earnings		172	137

AGRIUM 2011 ANNUAL REPORT    107

16. INTERESTS IN JOINT VENTURES

We have a 50 percent ownership interest in Profertil S.A. (“Profertil”, a joint venture with Repsol-YPF S.A.), an Argentina-based manufacturer and wholesale distributor of nitrogen products. A contractual agreement between us and the joint venture partner establishes joint control over Profertil. This investment is recorded in the Wholesale operating segment.

The consolidated statements of operations, statements of cash flows and balance sheets include, on a proportionate basis, our interest in Profertil, and other joint ventures operating in the United States, Europe and Australia.

Summary of interests in joint ventures

Proportionate share of operations	2011	2010
Sales	528	347
Expenses	373	257
Income taxes	59	32
Proportionate share of net earnings of joint ventures	96	58

Proportionate share of cash flows	2011	2010
Operating activities	118	38
Investing activities	(21)	(10)
Financing activities	(62)	(43)
Effect of exchange rate changes on cash and cash equivalents	1	(4)
Proportionate share of increase (decrease) in cash and cash equivalents of joint ventures	36	(19)

	283	283	283
Proportionate share of assets and liabilities	December 31,		January 1,
	2011	2010	2010
Current assets	177	231	111
Non-current assets	216	253	202
	393	484	313
Current liabilities	22	133	69
Non-current liabilities	88	19	31
	110	152	100
Proportionate share of net assets of joint ventures	283	332	213
Cumulative earnings from our interests in joint ventures included in retained earnings	97	91	59
17. OTHER ASSETS
	December 31,		January 1,
	2011	2010	2010
Other financial assets
Investments	10	2	25
Receivables	58	34	22
Derivative financial instruments	6	3	3
	74	39	50
Other non-financial assets	23	9	38
	97	48	88

108    CULTIVATING PERFORMANCE. DELIVERING VALUE.

18. DEBT

			December 31, 2011			December 31, 2010	January 1, 2010
	Maturity	Rate (%) (a)	Total	Unutilized	Utilized	Utilized	Utilized
Short-term debt (b)
Multi-jurisdictional facility (c)	2016	—	1,600	1,600	—	—	—
North American facility (c)	2012	—	100	100	—	—	—
European facilities (d)	2013	1.13	326	148	178	142	74
South American facilities	2012	3.17	119	52	67	55	32
Australian facilities (c)	—	—	—	—	—	320	—
			2,145	1,900	245	517	106

Current portion of long-term debt					20	125	—

Long-term debt
Floating rate bank loans	2013-2016				35	14	26
Floating rate bank loans	2013				460	460	460
6.125% debentures (e)	2041				500	500	—
6.75% debentures (e)	2019				500	500	500
7.125% debentures (e)	2036				300	300	300
7.7% debentures (e)	2017				100	100	100
7.8% debentures (e)	2027				125	125	125
8.25% debentures (e)	2011				—	—	125
Other (f)					98	141	73
					2,118	2,140	1,709
Unamortized transaction costs					(20)	(22)	(10)
					2,098	2,118	1,699

(a)	Weighted average rates at December 31, 2011.
(b)	The facilities bear interest at various base rates plus a fixed or variable margin.
(c)	In 2011, we entered into a syndicated unsecured multi-jurisdictional revolving credit facility consisting of North American and Australian tranches and an accordion feature that allows us to request an increase in the facility of up to $900-million. This facility replaces our North American and Australian accounts receivable securitization facilities which we terminated in late 2011 and a North American facility which we reduced to $100-million from $775-million in January 2012. Outstanding letters of credit issued under our North American facility at December 31, 2011 were $87-million reducing credit available under the facility.
(d)	Of the total facility, $7-million (December 31, 2010 – $1-million, January 1, 2010 – $137-million) was secured. Security pledged for the utilized balance included accounts receivable and inventory with a total carrying value of $8-million (December 31, 2010 – $4-million, January 1, 2010 – $87-million). The utilized balance includes EUR- denominated debt of $106-million (December 31, 2010 – $93-million, January 1, 2010 – $31-million).
(e)	Debentures have various provisions that allow us to redeem debt prior to maturity, at our option, at specified prices.
(f)	Includes South American facilities of $75-million (December 31, 2010 – $115-million) that bear interest at 4.81 percent repayable in 2013 and 2014.

19. ACCOUNTS PAYABLE

	December 31,		January 1,
	2011	2010	2010
Trade	1,165	1,009	982
Customer prepayments	826	840	529
Accrued liabilities	696	633	382
Other taxes	45	82	47
Accrued interest	42	32	30
Dividends	36	9	9
Derivative financial instruments	25	51	14
Share-based payments	124	159	101
	2,959	2,815	2,094

AGRIUM 2011 ANNUAL REPORT    109

20. POST-EMPLOYMENT BENEFITS

Obligations and assets	Defined benefit pension plans		Post-retirement benefit plans
	2011	2010	2011	2010
Change in defined benefit obligations
Balance, beginning of year	230	204	68	56
Foreign currency translation on Canadian obligations	(3)	6	(2)	3
Employee contributions	—	—	1	1
Interest cost	12	12	3	3
Service cost	6	4	3	2
Actuarial loss	37	22	8	5
Benefits paid	(10)	(18)	(2)	(2)
Balance, end of year	272	230	79	68
Arising from:
Funded plans	232	199	—	—
Unfunded plans	40	31	79	68
	272	230	79	68
Change in plan assets
Fair value, beginning of year	162	154	—	—
Foreign currency translation on Canadian assets	(2)	2	—	—
Expected return on plan assets	10	10	—	—
Actuarial (loss) gain recognized in equity	(13)	4	—	—
Employer contributions	12	8	1	1
Employee contributions	—	—	1	1
Benefits paid	(10)	(16)	(2)	(2)
Fair value, end of year	159	162	—	—
Unfunded status and provision for post-employment benefits	113	68	79	68

	2011	2010
Actual return on defined benefit plan assets	(3)	14
Experience adjustments on plan liabilities	4	—
Experience adjustments on plan assets	13	(4)

Historical information	December 31,		January 1,
	2011	2010	2010
Present value of defined benefit obligation	351	298	260
Fair value of plan assets	159	162	154
Deficit in the plan	192	136	106

The estimated aggregate expected contribution to fund our defined benefit plans for 2012 is $10-million.

110    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Actuarial calculations of expense	2011	2010
Defined benefit pension plans
Service cost for benefits earned during the year	6	4
Interest cost on accrued benefit obligations	12	12
Expected return on plan assets	(10)	(10)
Net expense	8	6
Post-retirement benefit plans
Service cost for benefits earned during the year	3	2
Interest cost on accrued benefit obligations	3	3
Net expense	6	5
Defined contribution pension plans	46	34
Total expense	60	45

Expense line-items	2011	2010
Cost of product sold	32	24
General and administrative	23	17
Other expenses	5	4
	60	45

Actuarial loss recognized in other comprehensive income	2011	2010
Cumulative balance, beginning of year	22	—
Amounts recognized during the year	58	22
Cumulative balance, end of year	80	22

Actuarial assumptions (percent) (expressed as weighted averages)	Future benefits obligations		Future benefits expenses
	2011	2010	2011	2010
Defined benefit pension plans
Discount rate	4	5	5	6
Expected long-term rate of return on assets	N/A	N/A	6	7
Rate of increase in compensation levels	4	3	4	3
Post-retirement benefit plans
Discount rate	4	5	5	5

The discount rate assumed is the rate at which the pension and post-retirement obligations could effectively be settled. The rate is based on high-quality (minimum rating of AA or greater) fixed income investments with cash flows that match the timing and amount of the plans’ expected cash flows.

Our assumption for the expected long-term rate of return on assets is based on the long-term expectations of inflation, together with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plan. Expectations of real returns and inflation are based on a combination of current market conditions, historical capital market data and future expectations.

Assumed and ultimate health care cost trend rates	2011	2010
Health care cost trend rate assumed for the next fiscal year	8	8
Ultimate health care cost trend rate	5	5
Fiscal year the rate reaches the ultimate trend rate	2018	2018

AGRIUM 2011 ANNUAL REPORT    111

Effect of assumed health care cost trend rate changes	One percentage point increase		One percentage point decrease
	2011	2010	2011	2010
Effect on accumulated post-employment benefit obligation	11	8	(8)	(7)
Effect on total of service and interest cost	1	1	(1)	(1)

Mortality assumptions are based on the latest available standard mortality tables. At December 31, 2011, the average total life expectancy for males and females currently aged 60 years was 24 years and 27 years, respectively (2010 – 23 years and 26 years).

Asset allocation and investment strategy

Our investment objective is to maximize long-term return on plan assets through using a mix of equities and fixed income investments while managing an appropriate level of risk. The equity investments are diversified across Canadian and foreign securities. It is our policy not to invest in commodities, precious metals, mineral rights, bullion or collectibles. Equity securities held by the plans do not include any of our common shares. Derivative financial instruments may be used to create a desirable asset mix position, adjust the duration of a fixed income portfolio, replicate the investment performance of interest rates or a recognized capital market index, manage currency exposure, and reduce risk. Derivative financial instruments may not be used to create exposures to securities which would not otherwise be permitted under our investment policy.

Defined benefit plans – asset allocation Asset categories (percent)	Target allocation	Plan assets
	2012	2011	2010
Equity securities	62	61	61
Debt securities	38	38	38
Cash and other	—	1	1

For Canadian registered plans, the effective dates of the most recent actuarial valuations for funding purposes were December 31, 2010 for the Agrium Retirement Plan and December 31, 2009 for the Agrium Pension Plan for Potash Unionized Employees. The next required valuation dates for funding calculation purposes are December 31, 2011 and December 31, 2012, respectively.

For U.S. registered plans, the effective date of the most recent actuarial valuation for funding purposes was January 1, 2011 and the next required valuation is January 1, 2012.

21. OTHER PROVISIONS

December 31, 2011	Environmental remediation (a)	Asset retirement (b)	Legal contingencies	Total
December 31, 2010	125	181	34	340
Additional provisions or changes in estimate	24	36	15	75
Draw-downs	(19)	(12)	(11)	(42)
Reversals	(4)	(2)	(3)	(9)
Accretion	5	7	—	12
Other adjustments	—	2	(8)	(6)
Foreign currency translation	—	(3)	—	(3)
December 31, 2011	131	209	27	367
Current portion	38	3	27	68
Non-current portion	93	206	—	299
	131	209	27	367

112    CULTIVATING PERFORMANCE. DELIVERING VALUE.

December 31, 2010	Environmental remediation (a)	Asset retirement (b)	Legal contingencies	Total
January 1, 2010	122	139	46	307
Additional provisions or changes in estimate	10	56	16	82
Acquisitions	6	—	5	11
Draw-downs	(19)	(7)	(15)	(41)
Reversals	(2)	(15)	(20)	(37)
Accretion	3	6	—	9
Other adjustments	3	(1)	2	4
Foreign currency translation	2	3	—	5
December 31, 2010	125	181	34	340
Current portion	10	—	34	44
Non-current portion	115	181	—	296
	125	181	34	340

(a)	We estimate that our environmental remediation liabilities will be settled between 2012 and 2038. Obligations are estimated using discount rates from 1.00 percent to 4.55 percent.
(b)	Mining, extraction, processing and distribution activities result in asset retirement obligations in the normal course of operations. Obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after closure. Expenditures for the obligations are expected to occur over the next 30 years with the exception of potash operations, which are expected to occur after 100 years. Timing of expenditure is dependent on a number of factors such as the life and nature of the asset, legal requirements, and technology. Obligations are estimated using discount rates from 2.05 percent to 4.55 percent.

Estimated future environmental remediation and asset retirement expenditures for the next five years (undiscounted)	Less than one year	One to three years	Four to five years
Asset retirement obligations	16	16	22
Environmental remediation liabilities	57	33	26
	73	49	48

22. OTHER LIABILITIES

	December 31,		January 1,
	2011	2010	2010
Other financial liabilities
Derivative financial instruments	16	33	25
Other	20	14	9
	36	47	34
Other non-financial liabilities
Share-based payments	23	76	48
	59	123	82

AGRIUM 2011 ANNUAL REPORT    113

23. SHARE-BASED PAYMENTS

Plan	Eligibility	Granted	Vesting period	Term	Settlement

Stock Options and Tandem Stock Appreciation Rights (“TSARs”)	Officers and employees	Annually	25% per year over four years	10 years	Cash or shares

Stock Appreciation Rights (“SARs”)	Certain employees outside Canada	Annually	25% per year over four years	10 years	Cash

Performance Share Units (“PSUs”)	Executive officers and other eligible employees	Annually	On the third anniversary of the grant date	N/A	Cash

Director’s Deferred Share Units (“DSUs”)	Directors	At the discretion of the Board of Directors	Fully vested upon grant	N/A	In cash on Director’s departure from the Board

Stock Options and Tandem Stock Appreciation Rights Plan

The stock option plan permits the attachment of SARs to all grants of options. Option holders who are granted TSARs have the right to surrender vested options as cash or shares. The election to settle a TSAR in cash entitles the holder to receive a cash payment equal to the excess of the U.S. dollar equivalent of the highest price of our shares on the NYSE on the date of exercise over the exercise price of the TSAR. We expect the majority of option holders will elect to exercise their options as a SAR, surrender their options and therefore receive settlement in cash.

The Board may accelerate vesting under the plan on the retirement, termination, death or disability of an optionee or on a change in ownership or control of Agrium.

Options and TSARs activity	2011		2010
(number of units in thousands; weighted average price in U.S. dollars)	Options	Price	Options	Price
Outstanding, beginning of year	2,521	36.98	2,901	31.16
Granted	179	91.07	238	63.20
Forfeited	(109)	37.05	(196)	28.66
Exercised	(156)	16.92	(422)	17.23
Expired	(3)	61.03	—	—
Outstanding, end of year	2,432	42.16	2,521	36.98
Exercisable, end of year	1,762	34.12	1,622	29.21
Maximum available for future grants, end of year	923		991
Cash received from equity settled awards		5		8
Tax benefit from equity settled awards		1		3

114    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Options and TSARs outstanding (number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2011	Options Outstanding			Options Exercisable
Range of exercise prices	Remaining contractual life	Options	Exercise price	Options	Exercise price
Less than 15.86	2	496	15.44	496	15.44
15.87 to 39.56	4	408	24.33	408	24.33
39.57 to 40.02	5	364	39.73	364	39.73
40.03 to 61.43	7	483	40.49	236	40.62
61.44 to 94.15	8	681	74.81	258	71.66
	5	2,432	42.16	1,762	34.12

Stock Appreciation Rights Plan

SARs entitle an employee to receive a cash payment equal to the excess of the highest price of our shares on the NYSE on the date of exercise over the exercise price of the right.

SARs activity	2011		2010
(number of units in thousands; weighted average price in U.S. dollars)	SARs	Price	SARs	Price
Outstanding, beginning of year	487	44.92	497	39.63
Granted	59	91.13	79	63.15
Forfeited	—	—	(4)	40.30
Exercised	(41)	37.76	(84)	30.74
Expired	(1)	63.22	(1)	60.37
Outstanding, end of year	504	50.87	487	44.92
Exercisable, end of year	306	41.81	246	37.78

SARs outstanding (number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2011	SARs Outstanding			SARs Exercisable
Range of exercise prices	Remaining contractual life	Units	Exercise price	Units	Exercise price
Less than 38.53	4	89	24.20	89	24.20
38.54 to 40.02	5	98	39.73	98	39.73
40.03 to 49.02	7	122	40.30	56	40.30
49.03 to 68.65	8	73	63.15	17	63.14
68.66 to 91.13	8	122	82.46	46	74.29
	6	504	50.87	306	41.81

Performance Share Unit Plan

PSUs vest based upon the relative ranking of our average quarterly total shareholder return over a three-year performance cycle, compared against the average quarterly total shareholder return over the same period of a peer group of companies. The number of units that vest ranges between none of the original PSUs granted, up to 150 percent of the original PSUs granted, depending on our relative performance ranking.

The value of each PSU granted is based on our average common share price as traded on the NYSE during the last five closing days of the three year cycle. When cash dividends are paid on our common shares, additional PSUs of equivalent value are credited to the designated employee’s account.

AGRIUM 2011 ANNUAL REPORT    115

PSU activity (number of units in thousands)	2011	2010
Outstanding, beginning of year	659	688
Granted	166	200
Forfeited	(9)	(8)
Exercised	(144)	(221)
Outstanding, end of year	672	659

Director Deferred Share Unit Plans

We have two DSU plans. Under the first plan, directors can elect to have a portion or all of their director’s fees paid in DSUs. The number of DSUs issued is calculated by dividing the director’s fees by the fair market value of our common shares on the date that the fees become payable.

Under the second plan, we have a DSU plan for directors permitting grants at the discretion of the Board of Directors. Under this plan, a specified number of DSUs may be granted to each director upon the approval of the Board of Directors.

Compensation (recovery) expense by plan	2011	2010
Stock options and TSARs	(33)	58
SARs	(9)	18
PSUs	(6)	28
DSUs	(3)	7
	(51)	111

	December 31,		January 1,
	2011	2010	2010
Total fair value liability for cash-settled plans	147	235	149
Total intrinsic liability for cash-settled plans	108	194	112

At December 31, 2011, there was $17-million of unrecognized compensation expense for unvested awards. During 2011, cash of $32-million was used to settle our liability for awards exercised.

Valuation models

The fair value of TSARs and SARs is determined using a Black-Scholes model and the fair value of PSUs is determined using a Monte Carlo model, taking into account the terms and conditions upon which the share options were granted. The expected annual volatility is estimated considering historic share price volatility.

	December 31,
Valuation model inputs	2011	2010
Grant price (U.S. dollars)	38.45	35.14
Share price (U.S. dollars)	67.11	91.75
Expected annual volatility (%)	0.47	0.50
Risk free interest rate (%)	0.76	1.89
Expected annual dividend yield (%)	0.58	0.12
Expected life (years)	4	5
Forfeiture rate (%)	—	—

116    CULTIVATING PERFORMANCE. DELIVERING VALUE.

24. FINANCIAL INSTRUMENTS

Risk management

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of our business and mitigation factors to reduce these risks. The Board also reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. We manage risk in accordance with our Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow and earnings. Risks we manage include:

Item	Affected by	Risk management policies
Sales	Product prices, foreign currency exchange rates	Foreign currency forward and option contracts

Cost of product sold - natural gas and power	Price of natural gas and power	Natural gas forward, swap and option contracts and heat rate swap contracts

Cost of product sold - product purchased for resale	Price of nutrients purchased for resale	Nutrient swaps and fixed price product purchase commitments

Selling, general and administrative, and other expenses denominated in local currencies	Foreign currency exchange rates	Foreign currency forward and option contracts

Capital expenditures	Foreign currency exchange rates	Foreign currency forward and option contracts

Interest expense	USD, EUR and AUD interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Financial instruments

Market risk - currency risk	USD balances in Canadian, Australian and European subsidiaries; Foreign currencies held in USD denominated subsidiaries	Foreign currency forward and option contracts to manage risk for up to three years

Market risk - natural gas, power and nutrient price risk	Market prices of natural gas, power and nutrients	Natural gas forward, swap and option contracts and heat rate swap contracts to manage power price risk for up to five years

Market risk - interest rate risk	Changes in market interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Credit risk	Ability of customers or counterparties to financial instruments to meet obligations	Credit approval and monitoring practices; counterparty policies

Liquidity risk	Fluctuations in cash flows	Preparation and monitoring of detailed forecasts of cash flows; maintenance of cash balances and uncommitted, multiple year credit facilities

AGRIUM 2011 ANNUAL REPORT    117

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market prices. Market risk is comprised of: currency risk, commodity price risk and interest rate risk.

Sensitivity analysis to risk is provided where the effect on earnings or shareholders’ equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variable at the reporting date to financial instruments outstanding on that date while assuming all other variables remain constant. These analyses were performed on the same basis as we applied in 2010.

a) Currency risk

U.S. dollar denominated transactions in our Canadian operations generate foreign currency gains and losses on outstanding balances which are recognized in earnings.

Impact of U.S. dollar changes on net earnings	December 31,		January 1,
	2011	2010	2010
Net U.S. dollar denominated asset balance in Canadian operations	730	625	254
A $10-million impact requires a strengthening or weakening in the U.S. dollar against the Canadian dollar	0.02	0.02	0.06

Balances in non-U.S. dollar subsidiaries generate foreign currency translation gains and losses which are included in comprehensive income.

Balances in non-U.S. dollar subsidiaries (in U.S. dollar equivalent)	December 31,						January 1,
	2011			2010			2010
	CAD	EUR	AUD	CAD	EUR	AUD	CAD	EUR
Cash and cash equivalents	341	10	81	40	6	165	(2)	5
Accounts receivable	211	93	428	126	141	447	69	65
Short-term debt	—	(165)	(1)	—	(142)	(308)	—	(31)
Accounts payable	(718)	(65)	(290)	(540)	(86)	(308)	(183)	(38)
Current portion of other provisions	(22)	—	(11)	(128)	—	—	(80)	—
	(188)	(127)	207	(502)	(81)	(4)	(196)	1

Impact of U.S. dollar changes on comprehensive income	December 31,
	2011			2010
	CAD	EUR	AUD	CAD	EUR
A $10-million increase requires a strengthening (weakening) against the U.S. dollar	(0.06)	(0.07)	0.05	(0.02)	(0.11)
A $10-million decrease requires a strengthening (weakening) against the U.S. dollar	0.05	0.06	(0.05)	0.02	0.08

We manage changes in foreign currencies using derivative financial instruments. The total change in fair value of non-qualifying derivative financial instruments during 2011 was a loss of $40-million (2010 – loss of $27-million) which is reported in other expenses, of which a loss of $64-million (2010 – gain of $1-million) has been realized.

118    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Foreign exchange derivative financial instruments outstanding

Sell/Buy	December 31, 2011			December 31, 2010			January 1, 2010
	Notional (millions, buy currency)	Maturities	Fair value assets (liabilities)	Notional (millions, buy currency)	Maturities	Fair value assets (liabilities)	Notional (millions, buy currency)	Maturities	Fair value assets (liabilities)
Forwards
USD/CAD	—	—	—	CAD 40	2011	3	CAD 46	2010	1
CAD/USD	—	—	—	USD 370	2011	(7)	—	—	—
USD/AUD	AUD 65	2012	1	—	—	—	—	—	—
AUD/USD	—	—	—	USD 381	2011	(24)	—	—	—
AUD/CAD	CAD 227	2012	(2)	—	—	—	—	—	—
EUR/USD	—	—	—	—	—	—	USD 9	2010	—
GBP/USD	—	—	—	—	—	—	USD 2	2010	—
Swaps
USD/AUD	AUD 31	2012	—	—	—	—	—	—	—
			(1)			(28)			1

b) Commodity price risk

We manage the risk of changes in natural gas, power and nutrient prices using derivative financial instruments. The total change in fair value of non-qualifying derivative financial instruments during 2011 was a gain of $3-million (2010 – loss of $54-million) which is reported in other expenses, of which a loss of $19-million (2010 – loss of $40-million) has been realized.

Natural gas, power and nutrient derivative financial instruments outstanding

	December 31, 2011			December 31, 2010			January 1, 2010
	Notional	Maturities	Fair value assets (liabilities)	Notional	Maturities	Fair value assets (liabilities)	Notional	Maturities	Fair value assets (liabilities)
Natural gas (BCF)
NYMEX contracts
Swaps - bought	36	2012-2013	(86)	33	2011-2013	(50)	67	2010-2013	(35)
Swaps - sold	(21)	2012-2013	48	—	—	—	—	—	—
Collars (swap with options)	3	2012	—	12	2011-2012	(1)	23	2010-2012	5
El Paso swaps	—	—	—	2	2011	—	—	—	—
AECO contracts
Swaps	5	2012	—	7	2011	(2)	—	—	—
	23		(38)	54		(53)	90		(30)
Power - Swaps (GWh)	272	2012-2013	12	412	2011-2013	4	552	2010-2013	(2)
Nutrient - Urea swaps (short tons)	5	2012	—	—	—	—	24,500	2010	1
			(26)			(49)			(31)

AGRIUM 2011 ANNUAL REPORT    119

	000000000000	000000000000
Impact of change in fair value of natural gas derivative financial instruments	2011	2010
A $10-million increase in net earnings requires an increase in gas prices per MMBtu	1.01	2.17
A $10-million decrease in net earnings requires a decrease in gas prices per MMBtu	(1.01)	(2.30)

c) Interest rate risk

Our exposure to floating interest rate risk is generally limited to short-term debt, floating rate long-term debt and certain cash and cash equivalents. Exposure to fixed interest rate risk is generally limited to our long-term debt.

Our cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. We manage interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on our results of operations due to the short term to maturity of the investments.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will cause a financial loss for Agrium by not discharging its obligations. We manage credit risk through rigorous credit approval and monitoring practices and through the use of credit insurance. Geographic and industry diversity also mitigate credit risk. The Wholesale business unit sells mainly to large agribusinesses and other industrial users. Letters of credit and credit insurance are used to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in North and South America and Australia. The Advanced Technologies business unit sells to a diversified customer base including large suppliers in the North American professional turf application market.

Aging of trade accounts receivable

	December 31, 2011		December 31, 2010		January 1, 2010
	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Not past due	1,656	(47)	1,173	(13)	716	(6)
Less than 30 days	161	(5)	241	(3)	155	(2)
30 – 90 days	55	(6)	107	(6)	76	(7)
91 – 180 days	43	(9)	90	(15)	97	(16)
Greater than 180 days	21	(3)	54	(16)	48	(15)
	1,936	(70)	1,665	(53)	1,092	(46)

	000000000000	000000000000
Allowance for doubtful accounts	2011	2010
Balance, beginning of period	53	46
Additions	26	31
Write-offs	(9)	(24)
Balance, end of period	70	53
Balance as a percent of trade accounts receivable	4	4

We may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. We manage this counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have an investment grade credit rating and policies that limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. We also enter into master netting agreements that mitigate our exposure to counterparty credit risk. At December 31, 2011, all counterparties to derivative financial instruments have maintained an investment grade credit rating and there is no indication that any counterparty will be unable to meet their obligations under derivative financial contracts. The carrying amount of financial assets represents the maximum credit exposure.

120    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Maximum exposure to credit risk	December 31,		January 1,
	2011	2010	2010
Cash and cash equivalents	1,346	635	933
Accounts receivable	1,984	1,759	1,133
Income tax receivable	138	25	114
Marketable securities	—	3	114
Other assets	97	48	88
	3,565	2,470	2,382

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting our financial obligations when they come due. We manage liquidity risk by monitoring and managing our cash requirements to ensure access to sufficient funds to meet operational and investing requirements. The primary source of liquidity is cash generated from operations and supplemented by credit facilities. We monitor and have access to capital as described under Capital Management, note 28.

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments, including estimated interest payments and excluding the impact of netting agreements.

December 31, 2011	Carrying amount	Contractual cash flows	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years
Short-term debt	245	245	245	—	—	—
Accounts payable	2,810	2,810	2,810	—	—	—
Current portion of long-term debt	20	20	20	—	—	—
Long-term debt	2,098	3,952	112	674	212	2,954
Other liabilities	20	20	—	20	—	—
Foreign exchange derivative contracts	2	2	2	—	—	—
Natural gas and nutrient derivative contracts	39	39	24	15	—	—
	5,234	7,088	3,213	709	212	2,954

AGRIUM 2011 ANNUAL REPORT    121

Fair values

Financial instrument	Category	Measurement
Cash and cash equivalents (a)	FVTPL	Fair value
Accounts receivable (a)	L&R	Amortized cost
Accounts receivable – derivative financial instruments (b)	FVTPL	Fair value
Marketable securities (b)	AFS or FVTPL	Fair value
Other financial assets (c)	L&R	Amortized cost
Other financial assets (d)	AFS	Fair value
Other financial assets – derivative financial instruments (b)	FVTPL	Fair value
Short-term debt (a)	Financial liabilities	Amortized cost
Accounts payable (a)	Financial liabilities	Amortized cost
Accounts payable – derivative financial instruments (b)	FVTPL	Fair value
Long-term debt (e)	Financial liabilities	Amortized cost
Other financial liabilities (c)	Financial liabilities	Amortized cost
Other financial liabilities – derivative financial instruments (b)	FVTPL	Fair value

(a)	Carrying value approximates fair value due to the short-term nature of the instruments.
(b)	Fair value is recorded at the estimated amount we would receive or pay to terminate the contracts determined based on our assessment of available market information and valuation methodologies based on industry accepted third-party models using assumptions about discount rates and the timing of future cash flows, based on observable market inputs such as interest yield curves.
(c)	Fair value is recorded at the present value of the future cash flows, discounted at the market rate of interest at the reporting date.
(d)	Fair value is derived from active markets where possible, and through the use of valuation techniques including the discounted cash flows model where active markets do not exist. When available, inputs to valuation models are taken from observable markets and where not available judgment is required to establish fair values.
(e)	Fair value of floating rate loans approximates carrying value.

122    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Fair value and carrying value of financial instruments	2011		2010
	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents – FVTPL	1,346	1,346	635	635
Accounts receivable
Loans and receivables	1,976	1,976	1,755	1,755
Fair value through profit or loss	8	8	4	4
	1,984	1,984	1,759	1,759
Marketable securities – FVTPL	—	—	3	3
Other financial assets
Loans and receivables	58	58	34	34
Available for sale	10	10	2	2
Fair value through profit or loss	6	6	3	3
	74	74	39	39
Short-term debt – amortized cost	245	245	517	517
Accounts payable
Amortized cost	2,810	2,810	2,764	2,764
Fair value through profit or loss	25	25	51	51
	2,835	2,835	2,815	2,815
Current portion of long-term debt
Debentures – amortized cost	—	—	126	125
Floating rate debt – amortized cost	20	20	—	—
	20	20	126	125
Long-term debt
Debentures – amortized cost	1,925	1,525	1,724	1,525
Floating rate debt – amortized cost	573	573	593	593
	2,498	2,098	2,317	2,118
Other financial liabilities
Amortized cost	20	20	14	14
Fair value through profit or loss	16	16	33	33
	36	36	47	47

The weighted average effective interest rate on long-term debt at December 31, 2011 was 5 percent (December 31, 2010 – 6 percent). The fair value of long-term debt is determined using information classified as Level 2.

Fair value hierarchy

Financial assets and liabilities that are carried at fair value are categorized into one of the following levels of the fair value hierarchy depending on the valuation technique used:

Level 1:  Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:  Inputs other than Level 1 prices that are observable for the asset or liability, either directly or indirectly

Level 3:  Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Independent quoted market prices in active markets, if they exist, are the best evidence of fair value. In the absence of an active market, we estimate fair value using valuation techniques such as option pricing models and discounted cash flow analysis, using assumptions about the amount and timing of estimated future cash flows and making maximum use of market-based inputs, including gas and power prices, interest rates, and foreign currency rates. Fair value estimates are made at a point in time and may not be reflective of future fair values.

AGRIUM 2011 ANNUAL REPORT    123

Fair value of financial instruments	Level 1	Level 2	Level 3
December 31, 2011
Fair value through profit or loss
Cash and cash equivalents	1,346	—	1,346
Foreign exchange derivative financial instruments	—	(1)	(1)
Gas, power and nutrient derivative financial instruments	(38)	12	(26)
Available for sale	10	—	10
December 31, 2010
Fair value through profit or loss
Cash and cash equivalents	635	—	635
Foreign exchange derivative financial instruments	—	(28)	(28)
Gas, power and nutrient derivative financial instruments	(52)	3	(49)
Marketable securities	3	—	3
Available for sale	2	—	2
January 1, 2010
Fair value through profit or loss
Cash and cash equivalents	933	—	933
Foreign exchange derivative financial instruments	—	1	1
Gas, power and nutrient derivative financial instruments	(30)	(1)	(31)
Marketable securities	1	—	1
Available for sale	138	—	138

We do not measure any of our financial instruments using Level 3 inputs. There have been no transfers between Level 1 and Level 2 fair value measurements in the reporting periods ending December 31, 2011 or December 31, 2010.

25. COMMITMENTS

Operating leases

Operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout our operations. Commitments represent minimum payments under each agreement in each of the next five years. In 2011, expenses for operating leases were $245-million (2010 – $182-million).

Future minimum lease payments for operating leases	December 31,		January 1,
	2011	2010	2010
Less than 1 year	171	189	125
Between 1 and 5 years	390	322	79
More than 5 years	165	74	29
	726	585	233

The classification of our leases as finance leases or operating leases is based on the extent to which the risks and rewards of ownership of a leased asset have been transferred. Making this determination requires the use of management’s judgment in assessing the substance of the lease transaction.

124    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Other

	2012	2013	2014	2015	2016
Cost of product
Natural gas and other (a)(b)	356	86	70	74	68
Power, sulfuric acid and other (c)(d)	132	90	144	160	159
Other
Long-term debt	112	568	106	106	106
Derivative financial instruments
Natural gas	24	14	—	—	—
	624	758	320	340	333

(a)	Our minimum commitments for North American natural gas purchases, which include both floating rate and fixed rate contracts, are calculated using the prevailing New York Mercantile Exchange (“NYMEX”) forward prices for U.S. facilities and the AECO forward prices for Canadian facilities at December 31, 2011.
(b)	Commitments include our proportionate share of commitments of joint ventures. Profertil has three long-term gas contracts denominated in U.S. dollars, expiring in 2017. These three contracts account for approximately 80 percent of Profertil’s gas requirements. Repsol-YPF, our joint venture partner in Profertil, supplies approximately 18 percent of the gas under these contracts.
(c)	We have a power co-generation agreement for our Carseland facility that expires December 31, 2026. The maximum commitment under this agreement is to purchase 60 megawatt-hours of power per hour (“MW/hr”) through 2026. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.
(d)	In 2011 we entered into an agreement to import phosphate rock to supply our Redwater phosphate facility. The contract will begin in the second half of 2013 and extend to 2020. Our minimum commitment is to purchase 342,000 tonnes in 2013 and 798,000 tonnes from 2014 to 2018, with subsequent volumes to be determined in 2016. The purchase price is based on a formula that tracks finished product pricing and key published phosphate input costs. To facilitate the import of phosphate rock, Agrium Europe entered into a freight contract from 2013 to 2019 for a total commitment of $194-million.
(e)	Future capital expenditures including cancelable contracts for potash facility expansion are expected to be approximately; 2012 – $565-million; 2013 – $632-million; and 2014 – $53-million.

26. CONTINGENT LIABILITIES

a)	Litigation

From time to time we become involved in legal or administrative proceedings in the normal conduct of our business. Our assessment of the likely outcome of these matters is based on our judgment of a number of factors, including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence, and facts specific to the matter. We do not believe that these matters in aggregate will have a material effect on our consolidated financial position or results of operations.

Our assessment of specific litigation matters at February 23, 2012 is set out below.

Oil-For-Food Programme

On June 27, 2008 the Iraqi government filed a civil lawsuit in the United States against AWB and 92 other parties alleging that the defendants participated in an illegal conspiracy to divert funds from the United Nations Oil-For-Food Programme (“OFFP”) escrow account. The lawsuit seeks total damages in excess of $10-billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted more than $232-million from the OFFP escrow account. AWB and a number of other defendants filed a motion to dismiss the complaint in January 2010, and there have been no material developments in the case since the motion to dismiss was filed. Although the outcome cannot be predicted, as of February 23, 2012, Agrium does not expect any material financial impact from the lawsuit. If the case against AWB is not dismissed, an adverse decision could have a material effect on AWB and on Agrium’s consolidated financial position and results.

Idaho Mining and Processing Sites

The U.S. Environmental Protection Agency (“EPA”) has undertaken an industry-wide initiative respecting phosphoric acid and sulfuric acid manufacturing facilities. The primary focus of the initiative is to clarify the scope and applicability of certain exceptions for mineral processing wastes and ensure that facilities comply with the hazardous waste requirements under various government statutes.

The EPA issued Notices of Violation (“NOV”) in 2007, 2008 and 2011 to Nu-West Industries Inc. (“Nu-West”) a wholly-owned subsidiary of Agrium. Nu-West operates a phosphate rock mine and fertilizer production and distribution facility. The NOVs allege potential violations of various U.S. federal statutes. Discussions and negotiations related to each NOV are ongoing. Among other activities designed to assist in obtaining resolution of some of these matters, in 2009, Nu-West entered into a voluntary consent order with the EPA to evaluate potential impacts on the environment from the facility’s operations. Nu-West is working cooperatively with the EPA and the Idaho Department of Environmental Quality to complete this site investigation. Although Agrium is uncertain as to how each of these NOV’s will be resolved or if litigation will ensue, potential resolution of the allegations may be by a settlement and may include requirements to pay certain penalties (which

AGRIUM 2011 ANNUAL REPORT    125

Agrium currently believes will not be material), requirements to modify certain operating practices and undertake certain capital improvement projects, and to provide financial assurance for the future closure, maintenance and monitoring costs. We do not believe that ultimate resolution of allegations asserted in the NOV issued in 2007 or 2011 will be material to Agrium. For the 2008 NOV, the EPA has not specified the nature, amounts or timing of any potential capital or operating expenditures or financial assurance that might be required; such amounts could be material. Additionally, we are unable to predict whether such requirements might result from settlement or litigation, or to predict the outcome of any litigation. At this stage of discussions, we are unable to make a reliable estimate of the amount of any obligation. As a result, we have not recognized an environmental provision with respect to the NOV’s or the related consent order.

Nu-West is performing or in the future will perform site investigation and remediation activities at six closed phosphate mines and one mineral processing facility near Soda Springs, Idaho. Selenium, a trace mineral that is essential for optimal human health but becomes toxic at higher concentrations, was found to be leaching from reclaimed lands associated with historic phosphate mines owned, leased or operated by Nu-West or other parties. Nu-West, the U.S. Government and other phosphate producers have been working diligently to identify the sources of selenium contamination, to develop remedies for the closed mines, and to implement best practices to ensure selenium issues do not become an issue for current and new mining operations. We have recognized an environmental provision in respect of the ongoing site investigation and monitoring activities. We have commenced proceedings to determine the liability of the U.S. government, which, if successful, could appreciably reduce Nu-West’s potential cost and liability.

Manitoba Mining Properties

Viridian Inc. (“Viridian”), a wholly-owned Canadian subsidiary of Agrium, is managing investigative and remedial actions at two closed mineral processing sites in Manitoba. Viridian is currently negotiating an allocation agreement with another identified joint responsible party. Agrium acquired Viridian in 1996. Viridian’s Fox Mine operated from 1969 until 1985. It is currently being managed under an operating license with the Manitoba Government. This license requires treatment of acid mine drainage to meet downstream water quality standards. Viridian continues to investigate permanent long-term closure options for the site. A tailings management area, operated from the 1950s to the 1970s, is being investigated and remediated under a cooperative agreement with the Manitoba Government. Agrium is actively participating in initiatives for cost-effective completion of the respective site investigations and the integration of remedial activities at the two sites. We have recognized an environmental provision in respect of the ongoing site investigation and monitoring activities. Site remediation may require us to undertake additional activities; however ultimate resolution depends on the outcome of discussions and evaluations with the Manitoba Government and other joint responsible parties. The matters have not reached a stage where we are able to determine any potential obligations or where the nature or costs of ultimate resolution are known or can be reliably estimated.

Potash Litigation

During 2008, six separate class action complaints were filed against us and a number of unrelated defendants. The complaints generally allege that the defendants engaged in anti-competitive activity respecting their potash business. The plaintiffs seek injunctive relief and to recover unspecified amounts of damages. We believe that the allegations are without merit. The potential exposure of these lawsuits is indeterminable.

b)	Guarantees

We have guaranteed rail car leases of a third party. The lease agreements expire in 2025. Maximum potential future undiscounted payments for guarantees issued by us were approximately $23-million at December 31, 2011 (2010 – $25-million). Should we be required to act under such agreements, it is expected that no material loss would result after consideration of possible recoveries under recourse provisions.

We are contractually obligated to reimburse a third party for our pro-rata share of any operating losses or other liabilities incurred pursuant to a marketing arrangement. There were no such operating losses or other liabilities in 2011 or 2010.

We were contingently liable at December 31, 2011 for a maximum of $25-million (December 31, 2010 – $40-million) to repurchase certain assets from some of our rural marketing agents upon expiry of agency agreements or resignation of agents. We do not believe this matter will have a material adverse effect on our consolidated financial position or results of operations.

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27. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Available for sale financial instruments	Net actuarial losses on post- employment benefits	Foreign currency translation	Comprehensive income (loss) of associates	Total accumulated other comprehensive income (loss)
January 1, 2010	29	—	—	—	29
(Losses) gains	—	(22)	69	—	47
Reclassification to earnings	(48)	—	—	—	(48)
Deferred income taxes	19	6	—	—	25
December 31, 2010	—	(16)	69	—	53
Gains (losses)	1	(58)	(35)	—	(92)
Reclassification to earnings	(2)	—	(23)	—	(25)
Deferred income taxes	—	17	—	—	17
December 31, 2011	(1)	(57)	11	—	(47)

28. CAPITAL MANAGEMENT

Our primary objectives when managing capital are to provide for: a) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives; and b) an appropriate rate of return to shareholders in relation to the risks underlying our assets.

We monitor the ratios outlined in the table below to manage our capital.

	December 31,		January 1,
	2011	2010	2010
Net debt to net debt plus equity (%) (a)	14	29	16
Interest coverage (multiple) (b)	16.7	12.2	N/A	(c)

(a)	Net debt includes short-term debt and long-term debt, net of cash and cash equivalents. Equity consists of shareholders’ equity. For purposes of capital management, capital comprises debt and equity.
(b)	Interest coverage is the last twelve months net earnings from continuing operations before finance costs, income taxes, depreciation, amortization and asset impairment divided by interest, which includes interest on long-term debt plus other interest.
(c)	Twelve months of consolidated net earnings from continuing operations before finance costs, income taxes, depreciation, amortization and asset impairment is not available as a result of the transition to IFRS on January 1, 2010.
(d)	The measures of net debt, equity and net earnings from continuing operations described above are non-IFRS financial measures which do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers.
(e)	Our strategy for managing capital was unchanged from December 31, 2010.

Our strategy in managing capital is to maintain our ratio of net debt to net debt plus equity at approximately 40 percent or lower. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or issue or redeem debt.

Our revolving credit facilities require that we maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreement. We were in compliance with all covenants at December 31, 2011.

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29. OPERATING SEGMENTS

Our operating segments are the strategic business units through which we operate and report our business: Retail, Wholesale, Advanced Technologies and Other. Each of these segments has developed its own strategy, goals and tactics in alignment with Agrium’s overall corporate strategy. Segment results are reviewed internally by the senior leadership team on a regular basis for the purpose of making decisions regarding resource allocations and performance assessments.

	2011	2010
Consolidated sales
Retail
Crop nutrients	4,537	3,001
Crop protection products	3,449	2,703
Seed	1,085	877
Merchandise	629	158
Services and other	616	230
	10,316	6,969
Wholesale
Nitrogen	2,051	1,458
Potash	809	675
Phosphate	893	596
Product purchased for resale	1,566	1,039
Other	257	216
	5,576	3,984
Advanced Technologies	510	397
Other (a)	(932)	(607)
	15,470	10,743
Consolidated inter-segment sales
Retail	29	28
Wholesale	817	524
Advanced Technologies	86	55
	932	607
Consolidated net earnings
Retail	600	409
Wholesale	1,846	889
Advanced Technologies	(51)	12
Other (a)	(172)	(197)
Earnings before finance costs and income taxes	2,223	1,113
Finance costs related to long-term debt	101	88
Other finance costs	59	31
Earnings before income taxes	2,063	994
Income taxes	555	264
Consolidated net earnings from continuing operations	1,508	730
Consolidated net loss from discontinued operations	(133)	(17)
Consolidated net earnings	1,375	713

(a)	The Other segment is a non-operating segment for inter-segment eliminations and corporate functions.

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	December 31,		January 1,
	2011	2010	2010
Total assets
Retail	7,685	6,935	5,389
Wholesale	2,997	2,633	3,175
Advanced Technologies	474	460	418
Other	1,914	1,360	692
Discontinued operations	70	1,504	—
	13,140	12,892	9,674
Investments in associates
Retail	19	4	—
Wholesale	279	274	270
Advanced Technologies	29	86	87
Other	28	41	13
	355	405	370

	2011	2010
Additions to non-current assets (a)
Retail	263	747
Wholesale	516	350
Advanced Technologies	61	18
Other	26	51
	866	1,166

(a)	Includes property, plant and equipment, intangibles and goodwill.

Additional information	Retail		Wholesale		Advanced Technologies		Other
	2011	2010	2011	2010	2011	2010	2011	2010
Share-based payments	—	—	—	—	—	—	(51)	111
Earnings from associates	(1)	—	(19)	(22)	(1)	(4)	—	—
Material non-cash items
Depreciation and amortization	169	115	173	192	24	19	15	8
Asset impairment	—	—	—	—	61	—	—	—

Key data by region	2011		2010
	Sales (a)	Non-current assets (b)	Sales (a)	Non-current assets (b)
Canada	1,957	1,570	1,393	1,259
United States	9,550	2,856	8,016	2,747
Europe	925	16	625	21
South America	725	230	497	234
Australia and Asia	2,223	904	144	1,004
Other	90	290	68	294
	15,470	5,866	10,743	5,559

(a)	Sales by location of third party customers.
(b)	Excludes financial instruments, deferred tax assets and discontinued operations.

No revenues from transactions with a single external customer amount to 10 percent or more of Agrium’s revenues.

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30. TRANSITION TO IFRS

We transitioned our basis of accounting from previous Canadian generally accepted accounting principles (“CGAAP”) to IFRS in 2011. The accounting policies set out in note 2 have been applied in preparing the financial statements for the year ended December 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS balance sheet at January 1, 2010 (the “transition date”).

In preparing our opening IFRS balance sheet, we have adjusted amounts reported in financial statements prepared in accordance with previous CGAAP. An explanation of how the transition from previous CGAAP to IFRS has affected our financial performance, cash flows and financial position is set out in the following tables and the notes that accompany the tables. On transition, we did not revise estimates previously made under CGAAP except where required by IFRS.

Reconciliation of net earnings and comprehensive income	2010
Net earnings as reported under previous CGAAP	714
Adjustments to increase (decrease) reported net earnings:
Share-based payments	(1)
Acquisition related cost	5
Environmental remediation and asset retirement obligations	(6)
Income tax effect of reconciling items	1
Consolidated net earnings as reported under IFRS	713
Comprehensive income as reported under previous CGAAP	763
Adjustments to decrease reported net earnings	(1)
Adjustments to decrease reported other comprehensive income	(28)
Consolidated comprehensive income as reported under IFRS	734

Reconciliation of cash flows	2010
Cash provided by operating activities as reported under previous CGAAP	575
Adjustments to (decrease) increase reported cash provided by operating activities:
Consolidated net earnings	(1)
Share-based payments	1
Acquisition related costs	(45)
Income tax effect of reconciling items	(1)
Consolidation of special purpose entity	45
Other	15
Cash provided by operating activities as reported under IFRS	589
Cash used in investing activities as reported under previous CGAAP	(1,546)
Adjustments to decrease reported cash used in investing activities:
Acquisition related costs	37
Other	1
Cash used in investing activities as reported under IFRS	(1,508)
Cash provided by financing activities as reported under previous CGAAP	518
Adjustment to increase reported cash provided by financing activities:
Consolidation of special purpose entity	50
Cash provided by financing activities as reported under IFRS	568
Effect of exchange rate changes on cash and cash equivalents as reported under previous CGAAP	15
Adjustment to decrease reported effect of exchange rate changes on cash	(7)
Effect of exchange rate changes on cash and cash equivalents as reported under IFRS	8
Cash and cash equivalents – end of year as reported under CGAAP	540
Adjustment to increase reported cash and cash equivalents:
Consolidation of special purpose entity	95
Cash and cash equivalents – end of year as reported under IFRS	635

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Reconciliation of assets	December 31,	January 1,
	2010	2010
Total assets as reported under previous CGAAP	12,717	9,785
Adjustments to increase (decrease) reported total assets:
Exemption for post-employment benefits under IFRS 1	(7)	(7)
Acquisition related costs	(45)	(45)
Consolidation of special purpose entity	221	—
Provisions for asset retirement	55	15
Reclassification of deferred income taxes	(75)	(77)
Restatement of purchase price allocation	14	—
Other	12	3
Total assets as reported under IFRS	12,892	9,674

Reconciliation of liabilities and equity	December 31,	January 1,
	2010	2010
Total liabilities as reported under previous CGAAP	7,370	5,193
Adjustments to increase (decrease) reported total liabilities:
Exemption for post-employment benefits under IFRS 1	38	38
Post-employment benefits	16	—
Provisions for share-based payments	38	37
Consolidation of special purpose entity	221	—
Provisions for environmental remediation and asset retirement	60	14
Reclassification of non-controlling interest	(8)	(11)
Income tax effect of reconciling items	15	16
Reclassification of deferred income taxes	(75)	(77)
Restatement of purchase price allocation	14	—
Other	10	(7)
Total liabilities as reported under IFRS	7,699	5,203
Total shareholders’ equity as reported under previous CGAAP	5,347	4,592
Adjustments to increase (decrease) reported total shareholders’ equity:
Exemption for post-employment benefits under IFRS 1	(45)	(45)
Post-employment benefits	(16)	—
Provisions for share-based payments	(38)	(37)
Acquisition related costs	(45)	(45)
Provisions for environmental remediation and asset retirement	(5)	1
Reclassification of non-controlling interest	8	11
Income tax effect of reconciling items	(15)	(16)
Other	2	10
Total shareholders’ equity as reported under IFRS	5,193	4,471

We applied IFRS 1 – First-time Adoption of International Financial Reporting Standards in adopting IFRS. IFRS 1 requires mandatory exceptions and permits optional exemptions. We prepared our opening balance sheet using the following elections under IFRS 1:

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IFRS Exemption Options	Summary of Policy Selection
Business Combinations

Election on transition to IFRS, to either restate all past business combinations in accordance with IFRS 3 Business Combinations or to apply an elective exemption from applying IFRS 3 to business combinations completed before the transition date.

We elected, on transition to IFRS, to apply the exemption such that transactions entered into prior to the transition date were not restated. Because we did not adopt Canadian Institute of Chartered Accountants Handbook section 1582 in 2010, we restated business combinations completed in 2010.

Share-Based Payments

Election not to apply IFRS 2, Share-based Payments, to equity instruments granted on or before November 7, 2002, or which vested before our transition date. Election not to apply IFRS 2 to liabilities arising from share-based payment transactions that settled before the transition date.

We elected not to apply IFRS 2 to equity instruments granted on or before November 7, 2002, or which vested before our transition date. We have also elected not to apply IFRS 2 to liabilities arising from share-based payment transactions that settled before the transition date.

Employee Benefits
Election to recognize all cumulative actuarial gains and losses through opening retained earnings at the transition date.	We elected to recognize all cumulative actuarial gains and losses at the date of transition as an adjustment to retained earnings.
Foreign Exchange
Election to reclassify cumulative translation gains or losses in accumulated other comprehensive income to retained earnings.

We elected to apply the exemption and reclassify the balance of cumulative foreign currency translation gains or losses from other comprehensive income to retained earnings at the transition date, with no resulting change to total shareholders’ equity.

Asset Retirement Obligations

Election to measure the liability and the related depreciation effects of asset retirement obligations at the transition date, rather than recalculating the effect of all such changes retrospectively throughout the life of the obligations. IFRS requires changes in obligations to dismantle, remove and restore items of property, plant and equipment to be added to or deducted from the cost of the asset.

We elected to apply the exemption from full retrospective application at the transition date.
Significant Differences Between IFRS and Previous Canadian GAAP	Impact
Employee Benefits

IFRS permits the recognition of actuarial gains and losses immediately in equity, immediately to earnings, or on a deferred basis to earnings. CGAAP does not permit immediate recognition in equity. Further, IFRS requires expensing of vested past service costs immediately while unvested costs are amortized on a straight-line basis over the vesting period. CGAAP requires amortization of past service costs over the expected average remaining service life of active employees and amortization of costs over the average life expectancy of former employees.

Transition date impact: none Future impact: greater variability in shareholders’ equity within accumulated other comprehensive income
Share-Based Payments

IFRS requires measurement of cash-settled, share-based awards at fair value, while CGAAP allows measurement of these awards at intrinsic value. In addition, Agrium used straight-line depreciation to recognize graded vesting stock-based instruments under CGAAP, while IFRS requires accounting for each installment as a separate arrangement.

Transition date impact: reduction in shareholders’ equity and an increase in liabilities

Future impact: a continued measurement difference between the intrinsic value and the fair value of cash-settled share-based awards

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Income Taxes

Classification of deferred income tax under IFRS is non-current whereas CGAAP splits future income taxes between current and non-current components.

IFRS requires recognition of the deferred tax impact for temporary differences arising on translation of certain foreign denominated non-monetary assets or liabilities. CGAAP does not allow similar treatment.

Transition date impact: reclassifying all future income taxes to non-current results in a decrease in current assets and a decrease in non-current income tax liabilities

Future impact: remains a classification difference

Transition date impact: increase in deferred tax liabilities and a corresponding decrease in retained earnings

Future impact: continued recognition of the deferred tax impact with respect to the translation of foreign denominated non-monetary assets or liabilities

Provisions

IFRS requires discounting of provisions where the effect of the discounting is material. Provisions are not discounted under CGAAP unless specifically required or when a provision is required to be measured at fair value.

The specific provisions for asset retirement obligations under

IFRS are measured based on management’s best estimate. The discount rate used in calculating the present value of the cash flow estimates is to be based on risks specific to the liability unless these risks have been incorporated into the cash flow estimates. CGAAP measures asset retirement obligations at fair value incorporating market assumptions. The discount rate used is a credit-adjusted risk-free rate.

Transition date impact: decrease in environmental liabilities and a corresponding increase to retained earnings

Future impact: each period there will be a charge to earnings for accretion of the discount

Transition date impact: increase to asset retirement obligations and a corresponding decrease to retained earnings

Future impact: decrease in charge to earnings each period for accretion of discount

Impairment of Assets

Under IFRS, the impairment of assets, excluding financial assets, is tested and measured by comparing the carrying value of an asset or CGU to its recoverable amount. Recoverable amount is measured as the higher of fair value less cost to sell or value-in-use (discounted future cash flows). IFRS permits impairment reversals for assets (excluding goodwill). The IFRS approach has the potential to increase income statement volatility due to the potential for increased write-downs and reversals of write-downs.	Transition date impact: none Future impact: increased potential for impairment losses and reversal of previously recorded losses

Business Combinations

IFRS does not include acquisition related costs within consideration transferred in a business combination whereas the cost of acquisition does include direct, incremental acquisition related costs under CGAAP.

Transition date impact: decrease in shareholders’ equity and total assets for acquisition costs

Future impact: potential increase in charges to earnings in the amount of acquisition related costs for business combinations

Non-Controlling Interest

IFRS requires non-controlling interest to be presented as a component of shareholders’ equity separate from the parent’s equity while CGAAP presents non-controlling interest as a separate component between liabilities and equity.	Transition date impact: increase in shareholders’ equity Future impact: non-controlling interest will continue to be presented within shareholders’ equity

Consolidation of Special Purpose Entities and Transfers of Financial Assets

Under CGAAP, a qualified special purpose entity (“QSPE”) that met certain conditions was not consolidated by a party that was a transferor of assets to the QSPE. Under IFRS, an entity that has transactions with a QSPE may in substance control the entity, requiring consolidation.

On transition we consolidated a special purpose entity acquired in the AWB acquisition to which we transferred accounts receivable. Receivables transferred that did not meet the IFRS criteria were not recorded as sales and accordingly, we recorded cash received on sale of receivables as secured borrowings.

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